2007 ANNUAL REPORT

Driving *forward*

About NCI, Inc.

NCI is a leading provider of information technology (IT), engineering, and professional services and solutions to U.S. Federal Government agencies. As an ISO 9001:2000–certified company, NCI's award-winning expertise encompasses areas critical to its customers' mission objectives, including enterprise systems management; network engineering; information assurance; systems engineering and integration; program management, acquisition, and lifecycle support; engineering and logistics; medical transformation/health IT; and distance learning and training solutions. Headquartered in Reston, Virginia, NCI has approximately 2,200 employees and nearly 100 locations worldwide.

Financial Highlights

(dollars in thousands, except EPS)	2003	2004	2005	2006	2007
Operating Results					
Revenue	$136,421	$171,253	$191,319	$218,340	$304,420
Operating income	6,784	7,751	11,229	14,024	22,333
Net income	6,098	6,128	12,315	9,259	12,571
Pro forma net income*	3,912	3,809	6,045	N/A	N/A
Basic EPS	0.90	0.90	1.53	0.69	0.94
Diluted EPS	0.83	0.82	1.41	0.69	0.93
Pro forma basic EPS*	0.58	0.56	0.75	N/A	N/A
Pro forma diluted EPS*	0.55	0.53	0.71	N/A	N/A
Balance Sheet Summary					
Cash and cash equivalents	1,340	40	12,323	13,930	109
Net working capital	2,492	4,653	35,602	46,320	38,563
Total assets	61,992	64,170	90,021	106,799	178,746
Total debt, including current portion	29,343	24,503	480	381	43,318
Total stockholders' equity	12,216	16,043	57,171	66,586	80,241
Total Backlog	364,000	547,000	579,000	612,000	756,000

* Pro forma for C corporation tax rates, as shown on the Consolidated Statements of Operations

Revenue
(in millions)



$350
$300
$250
$200
$150
$100
$50
$0
03
04
05
06
07

Operating Income
(in millions)



$25
$20
$15
$10
$5
$0
03
04
05
06
07

Total Backlog
(in millions)



$800
$600
$400
$200
$0
03
04
05
06
07

Five Strengths *Drive Us Forward.*

We Are Trusted to Drive Critical Missions.

We derive substantially all our revenue from contracts performed for Federal Government agencies with the majority of our revenue generated from delivering mission-critical IT services to Defense and Intelligence agencies. Approximately three-quarters of our employees are located at customer sites, at the heart of our customers' critical missions, reflecting NCI's unique understanding of our customers' missions and technical environment. This in-depth understanding of our customers' missions, in conjunction with the strategic location of our employees, enables us to provide technical solutions tailored to customers' specific requirements and meet evolving mission objectives.

We Are Fueled by Key Prime Contract Vehicles.

NCI is the prime contractor on 20 multi-year Government-Wide Acquisition Contracts (GWACs) and Multiple Award Contracts (MACs), many of which are considered the most valuable vehicles in the Federal Government IT industry. These contract vehicles position us well to access key customers and pursue significant new business opportunities. Competition for work under these vehicles is restricted to a limited number of companies, thus enhancing the potential value of these contract vehicles. These contract vehicles have been the source of substantial growth for NCI over the last four years.

We Are Expanding Our Core Service Offerings.

We have moved beyond our IT roots and have expanded our market presence through strategic acquisitions and the growing credentials of our highly qualified management team and staff providing a rich suite of services. Our services have grown to include high-end IT capabilities, engineering services, and professional services. We leverage our service offerings across eight core competencies: enterprise systems management; network engineering; information assurance; systems engineering and integration; program management, acquisition, and lifecycle support; engineering and logistics; medical transformation/health IT; and distance learning and training.

We Have a Proven Track Record of Capturing New Business.

In 2007, we were awarded task orders and single award contracts with a total value in excess of $311 million. Our success in winning business is based, in part, on our in-depth understanding of our customers' requirements, which enables us to develop tailored technical and business solutions. As a result, we often are awarded contracts based on the best value of our solution to our customers rather than solely on price. The momentum gained in developing trusted relationships with customers and outperforming on contracts—combined with outstanding business development, capture, and proposal resources—positions us to develop highly competitive and attractive new business solutions for our customers.

Our Team Is Driven by Skill and Experience.

Our skills and experience are launched by the depth of our leadership team and the supporting business engine. By investing aggressively in a centralized business development team, we have prepared to meet our strategic growth objectives. In fact, we have already invested in the enterprise systems necessary to support the expected growth. Members of our management team have experience growing businesses organically, as well as through strategic acquisitions. Of our highly skilled workforce of approximately 2,200 employees, 69% possess at least one Federal Government security clearance, and approximately 26% possess clearance levels of Top Secret or higher.

Message from *the Chairman and the President*



"We firmly believe our success is a direct result of our unwavering commitment to total customer satisfaction and delivering on our promises to customers, employees, and stockholders. Our top priority remains building relationships based on trust, integrity, and performance."

Charles K. Narang

We are exceptionally pleased to report that 2007 was an outstanding year for NCI. Highlights of our 2007 accomplishments include the following:

- Delivered excellent financial performance—record earnings per share
- Acquired two great companies (and another acquisition in 2008)
- Won significant new business and expanded our portfolio of GWACs
- Expanded our service offerings
- Widened our geographic presence with our Federal customers
- Strengthened our senior leadership and business development teams.

As we have previously stated, we firmly believe our success is a direct result of our unwavering commitment to total customer satisfaction and delivering on our promises to customers, employees, and stockholders. Our top priority remains building relationships based on trust, integrity, and performance.

Delivered excellent financial performance.

For 2007, NCI's revenue rose to $304.4 million as compared to $218.3 million in 2006. Overall, revenue grew by 39%, and we delivered 19% year-over-year organic growth. Operating income rose even more impressively to $22.3 million, 59% better than 2006. Operating margin improved to 7.3% or a 90-basis-point gain over 2006 as we continued to leverage indirect costs over our expanded and well-positioned business base. Finally, earnings per share grew 35% to a record $0.93 per share.

We are pleased with the significant progress made over the last several years and are convinced that we have the business model, leadership quality, and resources to drive us toward even better results in 2008 and beyond. Our business strategy is summarized in the following four points:

1. Become a premier Federal Government IT and professional services prime contractor.
2. Deliver sustained 10% to 15% annual organic growth.
3. Improve margins and profitability by leveraging our infrastructure.
4. Complement organic growth with strategic acquisitions.

Our focus remains solely on the Federal Government market with 82% of revenue supporting the DoD and Intelligence markets. Another important aspect of our business focus has been to pursue and win new business as a prime contractor. In 2007, 81% of our business was as a prime contractor, as compared to only 55% in 2003. The company's growth and the increase in the prime contracting percentage are directly related to our focus and success in winning important prime GWAC vehicles.

Acquired two great companies (and another acquisition in 2008).

During 2007, we continued to drive our business forward with the acquisition of two first-rate companies—Karta Technologies, Inc. and Operational Technologies Services, Inc.

(OTS). Both these companies have been fully integrated into NCI and provide us with important new customers, contracts, and outstanding leadership teams. We are pleased with the acquisitions and believe we have greater customer reach and enriched service offerings.

Acquired in June 2007, Karta opened new markets, new customers, new service offerings, important prime contract GWAC vehicles, and presence in new geographic market areas. Karta enjoys a strong reputation with U.S. Air Force, U.S. Army, and civilian agency customers, and is recognized as one of the top ten best places to work in the San Antonio area—a key targeted growth market for NCI. Karta brings new and expanded service offerings, especially within the professional services area, in such fields as engineering and logistics, medical transformation/health IT, and distance learning and training solutions. Karta's strong leadership team and professional staff have been integrated into the NCI family.

Acquired in January 2007, OTS expands NCI's customer base into the Federal Aviation Administration (FAA) market area. OTS's longstanding relationship with the FAA and knowledge of the marketplace will serve us well as we expand our service offerings with that customer.

More recently, in March 2008, we acquired the Program Executive Office Soldier contract business area from MTC Technologies, Inc. The PEO Soldier contract has a program ceiling value of $382 million and a period of performance, including options, through April 2015. NCI is the single contractor on this indefinite delivery, indefinite quantity (IDIQ) contract vehicle. The PEO Solider activities include a diverse range of professional engineering and acquisition and lifecycle management services to support the full lifecycle of equipment for integrated solider systems. With this acquisition, NCI has expanded its service offerings, as well as gained a valuable customer relationship.

From a strategic perspective, we received all we sought with these three acquisitions. We added new customers, capabilities, locations, and services, which substantially broadened our business base and growth momentum as we execute our 2008 and beyond business strategy. These acquisitions have put into motion an extremely positive change in our business mix and offerings that will fuel future growth. While NCI in the past was best known for its expertise in IT, these acquisitions and several recent contract wins broaden our capabilities into the professional engineering service arena. With our expanded service offerings, NCI is better able to fulfill the full lifecycle IT and professional service requirements of our customers.

Won significant new business and expanded our portfolio of GWACs.

On the business development front, we booked more than $311 million in new orders and increased total backlog to a record $756 million. In 2007, we expanded our portfolio of important GWACs or MAC vehicles. We now hold prime contract positions on 20 key GWAC vehicles with a combined total program ceiling value of more than $86 billion. These GWAC vehicles provide NCI with customer and market access and have been instrumental in the company's growth over the last four years.

New business development is a primary focus within NCI. We continue to invest aggressively in and improve our new business development and capture team resources to help us pursue Army, Air Force, Intelligence, and civilian agency customer areas. The proof of new business effectiveness is told in our organic growth and record of winning competitive new business.

Examples of our ability to pursue and capture new business are the year-end major new program wins in 2006 and 2007. These important new awards generated strong momentum into 2007 and 2008. In the fourth quarter of 2006, we won the USNORTHCOM program, as well as some important Air National Guard programs. The awards gave NCI great revenue and earnings momentum as we began 2007 and contributed significantly to the year-end financial results. Similarly, in December 2007, NCI won the high-visibility and hotly contested $97.2-million Army ITES-2S NETCOM ESTA Enterprise Mission Support (NETCOM ESTA EMS) contract.



"We are pleased with our 2007 accomplishments and believe we have the in-place leadership, contracts, customer relationships, and professional staff to continue our record pace of business and financial results. While we are proud of our accomplishments, we believe the best is yet to come."

Terry W. Glasgow

Like the USNORTHCOM award in December 2006, the NETCOM ESTA EMS program win provides excellent momentum as we drive forward into 2008. Winning this new ITES-2S task order not only provides great business momentum and strong organic growth in 2008, but it further substantiates NCI as a top-tier competitor on our flagship ITES-2S GWAC vehicle.

NCI also added new customers and task orders under its GWAC vehicles, including: Rome Air Force Research Laboratory, USAF Airborne Secure Communications, and Base Realignment and Closure (BRAC) Surface Deployment and Distribution Command (SDDC). Other new business was generated by expanding our existing business base across all business units using our progressive engagement business model.

Progressive engagement, or the disciplined practice of providing expanded services to existing customers, continues to be an NCI strength. In 2007, the Army National Guard and Air National Guard business areas continued to provide significant growth for NCI. In early 2007, NCI was awarded a task order under the NETCENTS GWAC vehicle to develop a technology implementation for the Air National Guard Microsoft Exchange 2007 Messaging solution. During 2007, NCI's Air National Guard team developed the engineering design and performed detailed planning and analysis. In late December, the Air National Guard customer authorized NCI to proceed with the Exchange 2007 implementation and fielding. This $13-million effort will be performed over a 12-month period, starting in January 2008. Besides solidifying our strong position with this important customer, NCI also gains unique status as being one of the first Federal IT providers to implement a large-scale Exchange 2007 solution. This distinction will support further progressive engagement and growth opportunities in other NCI customer areas.

Expanded our service offerings.

In 2007, NCI made significant progress in broadening service offerings to our customers. NCI has built a strong reputation for its outstanding capabilities in network engineering, information assurance, enterprise systems management, and systems engineering and integration. With the acquisitions of Karta, OTS, and more recently the PEO Soldier contract, we have expanded our service offerings to include program management, acquisition, and lifecycle support; engineering and logistics; medical transformation/health IT; and distance learning and training. The result of the new services is the capability to support our customers' missions across a broad and important lifecycle of customer missions. The case examples shown on the following pages of this annual report further illustrate the value of our combined service offerings to our customers.

Widened our geographic presence with Federal customers.

A strategic objective of our company has been to position ourselves in markets and geographic areas that provide an opportunity for long-term growth. Several areas that we have been interested in creating a presence include: San

Antonio, Texas; Colorado Springs, Colorado; Ogden, Utah; and Omaha, Nebraska. Each location is home to major Army, Air Force, and Intelligence customers. In addition, each location will benefit from the impending BRAC initiative. With the Karta acquisition, we have gained significant presence in San Antonio, Texas, and Ogden, Utah. Our recent win of the USNORTHCOM contract provides us with a substantial presence in Colorado Springs, as do several recent contract wins with USSTRATCOM in Omaha, Nebraska. We believe our presence in these markets, combined with our significant portfolio of GWAC vehicles, will enable us opportunity to realize important growth with customers in those locations.

Strengthened our senior leadership and business development teams.

NCI has built a strong management team with substantial experience in the Federal IT and professional services market areas. A hallmark of NCI has been our ability to build management teams who have extensive knowledge of customer missions, along with outstanding reputations based on trust and integrity. In 2007, we added to our management team and have exceptionally strong leadership at all points of our business model. In addition, we have aggressively invested in new business and capture team resources. Our business development team is rich in experience and deep in its market areas. The Karta acquisition added important new business capability and supports our growth in the professional engineering and services market areas. We believe our leadership and business development resources will provide the means to sustain growth and expand into new market areas.

With growth in new contracts and recent acquisitions, our team now stands at approximately 2,200 employees, a significant increase over this time last year. We thank our dedicated employees who represent NCI so well in delivering unmatched services, and in whom our customers have placed trust and confidence. It is through their efforts that we have achieved the success we enjoy today—they are the driving force.

Driving forward into 2008.

We are pleased with the 2007 accomplishments and believe we have the in-place leadership, contracts, customer relationships, and professional staff to continue our record pace of business and financial results. The market segments we are focused on continue to be well funded and will support our growth projections. Our business base and backlog quality provide an excellent platform for growth. With the recent acquisitions of Karta, OTS, and the PEO Soldier work, we have substantially broadened our service offerings and capabilities. We have great confidence in our business model and ability to deliver outstanding results and meet commitments to our stockholders, customers, and employees. While we are proud of our accomplishments, we believe the best is yet to come.

Sincerely,

Charles K. Narang
Chairman and Chief Executive Officer

Terry W. Glasgow
President and Chief Operating Officer

Capabilities

NCI's capabilities are centered on overcoming our customers' challenges to help them meet their critical mission and objectives. As our comprehensive offerings will demonstrate, we are a full lifecycle capabilities company. We provide full lifecycle IT specialties, complemented by our professional services. Our company capabilities have grown in response to market drivers, which reflect our dedication to meeting our customers' needs.



Distance Learning and Training
Network Engineering
Information Assurance
Enterprise Systems Management
Systems Engineering and Integration
Program and Acquisition Management
Engineering and Logistics
Medical Transformation/ Health IT
Full Lifecycle Capabilities
Customer Mission and Objectives
Professional Services
IT Specialties

Business Solutions and Offerings

We believe our success is a direct result of our unwavering commitment to total customer satisfaction and our deeply embedded culture focusing on our customers' missions and delivering on operational objectives. Our strong 2007 performance, with significant year-end successes, established a strong organic growth foundation to build on for 2008. With the additional array of professional services, we have the agility, position, and determination to focus on expanding market segments within the Federal IT and professional services markets. We are extending our core capabilities in line with key market drivers and investing in a robust set of business solutions and offerings, including: IT consolidation/modernization; geospatial search and visualization; information operations/warfare; enterprise information assurance; program management, acquisition, and lifecycle support; engineering and logistics; medical transformation/health IT; and distance learning and training.



Don Barnes, NCI's PEO STRI Program Manager and Dominic Avellino, PEO STRI Deputy Program Manager

Case Study: Program Executive Office for Simulation, Training, & Instrumentation (PEO STRI)
"Managing DoD IT investments focusing on improving DoD capabilities and mission outcomes"

Since 2004, NCI has supported the PEO STRI Corporate Information Office (CIO) vision to become a strategic change enabler for technology and business processes within the PEO and the Army. Working in close partnership with the Chief Information Officer of PEO STRI, we have been at the forefront of supporting PEO STRI's mission to be the strategic IT change enabler for the acquisition workforce by providing an integrated and interoperable environment that is reliable, reusable, secure, collaborative, and provides productivity-enhancing solutions encompassing best business practices to support the Warfighter.

NCI provides a wide array of IT and professional services, including program management, network/system engineering, information assurance (IA), asset acquisition and management, software development and system maintenance, IT infrastructure, and Customer Relationship Management (CRM) support. Our dedicated teams of technical experts perform a full range of IA/network security functions, including DoDAF-based security architecture. We support the primary data center in Orlando, Florida, managing more than 13 terabytes (TB) of data while supporting a storage area network (SAN) with total storage in excess of 50 TB. NCI's network operations team supports more than 3,500 users nationwide, providing Levels 1–3 help desk and supporting all local area networks (LANs), wide are networks (WANs), connectivity, SANs, and telecommunication backbone.

Enterprise Systems Management

We design, install, and manage complex, mission-critical enterprise systems for our customers, increasing the reliability, security, and efficiency of their IT operations while meeting stringent mission requirements. As part of our overall network operation and management services, we continually analyze and monitor enterprise system components and create systems that can adapt to rapidly changing needs. We employ a knowledge-centric service delivery assurance methodology designed to keep customer mission-critical systems at peak performance. This methodology utilizes network and traffic simulations to identify potential changes in performance or possible security issues within a particular network, allowing our engineers to protect customers' systems and data. Our network engineers are trained and certified in the leading commercial enterprise tools and combine that knowledge with our techniques, experience, and processes to deliver solutions to our customers. Our enterprise systems management services include the following:

Infrastructure and Enterprise Systems Management
Infrastructure Operations and Management
Outsourcing and Managed Services
Infrastructure Consolidation and Modernization
Application and Network Management
Application and Business System Performance Measures
Network Design, Implementation, and Migration
Network Monitoring and Performance Evaluation

Case Study: NETCOM ESTA Enterprise Mission Support (EMS)

"Developing concepts for operating and managing the transformed, consolidated Army infostructure at the enterprise level"

In December 2007, the Army Network Enterprise Technology Command/9th Signal Command (Army) Enterprise Systems Technology Activity (NETCOM/9th SC (A)/ESTA) awarded NCI a $97.2-million three-year IDIQ task order under the ITES-2S contract for enterprise mission support services. With this new award, NCI will support ESTA in developing, implementing, and enforcing enterprise systems management (ESM) processes and activities required to operate and manage the transformed, consolidated Army infostructure at the enterprise level. We have already begun supporting NETCOM/9th SC (A)/ESTA in planning, analyzing, reviewing, coordinating, integrating, and implementing actions necessary to develop and deploy Army-wide enterprise operations and management projects at the ESTA headquarters at Fort Huachuca, Arizona, and field offices located throughout the continental United States (CONUS) and outside the continental United States (OCONUS).

NCI's technical experts will provide IT enterprise services within a secure network operations (NetOps) framework across the enterprise, including: strategic planning, Army Enterprise Infostructure (AEI) management, service level management (SLM), Army Knowledge Management (AKM), IT metrics, Networthiness, Microsoft Active Directory (AD)/Exchange, Installation Information Infrastructure Modernization Program (I3MP), Army Area Processing Centers (APCs), IA, Army Golden Master (AGM), Army Enterprise NetOps Integrated Architecture (AENIA) and NetOps, base communications/ long-haul communications, and Internet Protocol version 6 (IPv6).



Network Engineering

We offer a full lifecycle of network engineering services to our customers from the initial requirements analysis and network design through solutions implementation and testing, including designing disaster recovery contingency plans. Our network engineering capabilities include architecture development, design, implementation, configuration, and operation of LANs, metropolitan area networks (MANs), and WANs. Our extensive experience providing the following network engineering services for Federal Government customers allows us to rapidly identify potential bottlenecks, security threats, and vulnerabilities, as well as address these potential issues with cost-effective solutions:

Architecture Development and Design
Disaster Response Planning and Recovery
Installation, Test, and Evaluation
Network Configuration
Network Security Evaluation
Protocol and Topology Selection
Reliability and Contingency Assessment
Requirements Analysis
Routing Design
Vulnerability Assessment

Paul Bielowicz, NCI's Senior Vice President, Air Force & Technology Services Sector (AF&TSS), and Norris Connelly, NCI's Vice President, Operations, AF&TSS



Brian Fogg, NCI's Vice President and Chief Architect

Case Study: USTRANSCOM's Information Assurance Fusion Center
"Providing vital C4S situational awareness to USTRANSCOM's key decision-makers"

For nearly two decades, NCI has been supporting the U.S. Transportation Command's (USTRANSCOM's) mission to provide the air, land, and sea transportation for the DoD in times of peace and war. USTRANSCOM is an information-intensive organization, and NCI delivers the operational status of the entire command, control, communications, and computer systems (C4S). NCI staff members were instrumental in establishing USTRANSCOM's Global C4 Coordination Center (GCCC)—an information fusion center that collects, analyzes, and presents a comprehensive, near real-time view of USTRANSCOM's C4S availability and performance. The GCCC provides this vital C4S situational awareness to USTRANSCOM's key decision makers in a Web-based capability, called the IA common operational picture (COP).

Today, USTRANSCOM represents one of our largest customers with Scott Air Force Base being the largest single presence of NCI employees. For more than 10 years, our IA technical experts have been delivering leading-edge service assurance, network management, and information protection services. As pioneers in the service assurance delivery model, we deliver innovative capabilities, including real-time status, proactive event management, and customer performance monitoring. Our network management experts provide performance management, fault management, and configuration management services. Our industry-leading IA efforts include intrusion detection, access control, data encryption, boundary protection, service authentication, and integrated threat identification and analysis. NCI's IA efforts for USTRANSCOM led to the Command being the three-time winner of the Rowlett Trophy—the National Security Agency's highest award in information systems security.

Information Assurance

We offer information assurance (IA) solutions to secure enterprise systems and networks with particular expertise in protecting IT infrastructures for our customers who operate in classified environments. We design, configure, and deploy security architectures based on assessments of our customers' current and future IT needs, mission objectives, and regulatory requirements, in addition to specific threats from unauthorized users. In connection with implementing tailored architectures, we help define and implement IA policies, procedures, and guidelines to ensure effective future IT planning. Our highly skilled and accredited employees research and implement security policies, provide technical support, and develop comprehensive security assessment plans. We also identify potential threats and vulnerabilities and design and implement corrective action plans that employ advanced technologies, such as encryption, digital signatures, and firewalls, using both commercial-off-the-shelf (COTS) and custom security and software solutions. Our information assurance services include the following:

Intrusion Detection System/Intrusion Prevention Development
Certification and Accreditation
Policy and Procedures Development
Products Evaluation and Integration
Public Key Infrastructure (PKI) Implementation
Risk and Threat Assessment
Security Awareness and Training
Security Test and Evaluation



Marty Mullican, NCI's Vice President, Strategic Initiatives

Case Study: USSTRATCOM Global Command and Control System (GCCS) Common Operational Picture (COP)
"Applying innovative technologies to advance situational awareness"

For more than 12 years, NCI has provided Global Command and Control System (GCCS) support to the U.S. Strategic Command (USSTRATCOM), including systems engineering management, common operational picture (COP) support, Web support, and application training. Working in close partnership with USSTRATCOM, NCI works with users to define requirements for Global COP and report requirements to the GCCS and program and functional managers. NCI works around-the-clock to assist in defining required COP inputs to support all mission areas. Data track managers perform all day-to-day USSTRATCOM Global COP operations, including receiving Combatant Command/Service/Agency (C/S/A) data feeds; fusing, correlating incoming data to create Global COP; and connecting to more than 800 subscribers.

Today, we continue to advance situational awareness by applying innovative technologies. Through USSTRATCOM's Global Innovation and Strategy Center (GISC), NCI along with its partner Google, engineered and delivered an innovative enterprise information search and geospatial visualization capability that dramatically enhances USSTRATCOM's Global COP. By leveraging USSTRATCOM's existing investments in systems and data, NCI was able to integrate new technologies and innovation, dramatically transforming the Commander's situational awareness through easy-to-use Google search and geospatial visualization tools.

Systems Engineering and Integration

We provide a full range of systems engineering and integration services to our customers. Initially, we leverage our business process reengineering skills to analyze the activities, roles, and objectives of a proposed IT system or solution. Based on this analysis, we integrate advanced technologies with our customers' legacy systems to improve their operational efficiency and increase our customers' returns on IT investments. Our systems engineering and integration services include:

Database Design
Enterprise Portal Implementation
Integration, Test, and Evaluation
Legacy System Integration
Project Planning and Management
Requirements Definition

Program Management, Acquisition, and Lifecycle Support

NCI provides a full range of program management, acquisition, and lifecycle support services to our clients. As an integral part of our professional services portfolio, we are at the forefront of integrating acquisition, logistics, engineering, and technology disciplines into a comprehensive lifecycle management approach. Our approach strives to continually improve the process of developing, procuring, and sustaining our customers' systems to achieve their overarching goals of transformation, consolidation, and efficiency. We combine deep functional and technical expertise to deliver full lifecycle support capabilities, including:

Acquisition Management and Logistics
Program and Portfolio Management
Test and Evaluation
Systems Engineering and Technical Support
Studies and Capabilities Analysis
Financial Management
Security Management
Training
Risk Management

Case Study: Program Executive Office (PEO) Soldier "Providing the best equipment to the best Soldiers in the world"

In early March 2008, NCI announced the purchase of certain assets of MTC Technologies used to conduct business under the Program Executive Office Soldier, Project Manager Soldier Warrior, and Project Manager Soldier Equipment (PEO Soldier, PM SWAR, and PMSEQ) contract. The PEO Soldier, PM SWAR, and PMSEQ contract is a $238-million single-award IDIQ contract with a ceiling value of $382 million. The base period of performance on the contract extends through April 30, 2012, with additional options, if exercised, that could extend the program through April 30, 2015.

With the acquisition of the PEO Soldier, PM SWAR, and PMSEQ contract, NCI is at the vanguard of the Army's transformation. We support PEO Soldier in designing, developing, procuring, fielding, and sustaining virtually everything the Soldier wears or carries. NCI provides a wide range of diverse professional engineering services and support for managing the development, design, testing, configuration, acquisition, logistics, training, and fielding of equipment for fully integrated soldier systems. The result is an overall systematic design that benefits Soldiers by enhancing their ability to accomplish individual and collective tasks, improving quality of life, and saving lives.

Photo Credit: U.S. Army


SOLDIER
WARRIOR



Photo Credit: U.S. Air Force

Case Study: Common Aircraft Portable Reprogramming Equipment (CAPRE)
"Delivering transformative multi-service weapon systems support"

For the past eight years, NCI has been providing engineering and logistics support services to the 309th Software Maintenance Group to support the development and manufacturing of the Common Aircraft Portable Reprogramming Equipment (CAPRE) Program. Integrating research, development, and production experience, our functional and technical experts have delivered cost-effective and universally common reprogramming capability for multi-service weapon systems. The NCI and Government team solution supports the DoD initiative to harmonize support of weapon systems utilizing common support equipment, significantly reducing the logistics footprint and supporting rapid, lean logistics deployments.

CAPRE is a lightweight hardware and software system providing a means to transfer mission-critical data, including operational flight programs and mission data files. We meet Warfighter mission requirements across multi-service weapon systems, reducing redundancy and cycle time, while increasing reliability, responsiveness, availability, and portability. CAPRE is currently used on the C-5A, B-52, A-10, C-17, F-15, F-16, C-141, MH-53, and MH-60 weapon systems. The NCI and Government partnership has made impressive gains in reducing acquisition costs and time-to-field through efficient business practices, modern technologies, and process innovation. The 309th Software Maintenance Group was the first Air Force organic organization to reach Capability Maturity Model Integration (CMMI) Level 5 status.

Engineering and Logistics

We offer a wide array of professional engineering, logistics, and supportability services. We employ experienced, multi-disciplinary engineering and logistics teams to solve some of our customer's most challenging fielded systems problems. By tailoring our engineering and logistics specialties for our customers, NCI reduces customer costs while increasing fielded-system capabilities and improving mission readiness. We offer rapid-prototyping and simulation-based designs to efficiently mitigate obsolescence issues with improved performance. We seamlessly deliver supply chain management (SCM) support and information integration through statistical demand forecasting, inventory optimization, and comprehensive data-mining capabilities. Our predictive analysis and service-life extension capabilities ensure increased asset readiness and availability with reduced total cost of ownership (TCO). We are actively engaged in extending service life through creative engineering and logistics solutions, playing a vital role in supporting critical aging aircraft (F-4, C-5, T-38, and F-16) readiness through Diminishing Manufacturing Sources and Material Shortages (DMSMS) and Operational Safety, Suitability, and Effectiveness (OSS&E) capabilities. Our engineering and logistics capabilities include:

Engineering—mechanical, electrical, software, research and development, and hard engineering specialties

Supply Chain Management—DMSMS, obsolescence resolution, and material management and sourcing

Product Support—acquisition planning, systems engineering, maintenance management, OSS&E, and technical data management

Medical Transformation/Health IT

By combining comprehensive DoD medical business acumen with relevant IT, NCI has become a leader in DoD medical logistics transformation field. We blend deep functional subject-matter expertise with diverse technical talent, including public health experts, health care administrators, network engineers, medical trainers, IT specialists, bioenvironmental engineers, aerospace physiologists, and physicians. Our capabilities and infrastructure support all aspects of medical transformation and health IT, including:

Strategic Planning/Consulting
Access-to-Care
Data/System Consolidation, Migration, and Modernization
Doctrine/Policy Development
Occupational, Environmental, and Population Health Programs
Preparedness and Contingency Planning
Aeromedical Evaluation, Combat Casualty Care
Medical Education and Training

Case Study: Defense Medical Logistics Transformation (DMLT)

"Enhancing health care delivery while promoting readiness and sustainability"

NCI is an integral part of a unique partnership composed of the Defense Supply Center Philadelphia on behalf of Defense Logistics Agency, Defense Medical Logistics Standard Support (DMLSS) Program Office, Office of the Deputy Assistant Secretary of Defense (Force Health Protection and Readiness), and Army, Navy, and Air Force medical logistics activities. The DMLSS partnership engages the wholesale medical logistics, medical information management, medical IT, user communities, and the health care industry to enhance health care delivery in peacetime and to promote wartime readiness and sustainability.

NCI enables DoD medical logistics business processes and IT transformation across multiple DoD services and agencies by providing expert services in enterprise architecture, health care logistics, business analysis, data management, and change management. Some significant accomplishments include: maintaining an enterprise architecture repository for Defense Medical Logistics and published artifacts for global use by authorized DoD personnel; developing and documenting improved, standardized processes that enable logistics integration for BRAC-mandated medical consolidation; improving standardization of commercial medical products used in military health care and lifecycle management of deployable medical assemblages; and developing innovative, Web-based training for medical logistics workforce with practical applications of DoD Architecture Framework (DoDAF)-compliant architectures to improve workplace processes.

Photo Credit: U.S. Army



Distance Learning and Training

By efficiently tailoring comprehensive instructional science, NCI solves our customers' most complex challenges and delivers increased productivity while improving organizational agility. We offer a full range of learning capabilities to increase performance and identify the most cost-effective strategies to meet the unique training needs of Federal Government, U.S. Military, and Fortune 500 companies. Our solutions leverage our breadth of experience to support customers in transitioning from traditional classroom courses to e-Learning initiatives. We have a highly talented team of instructional systems designers, graphic artists, and technical programmers for custom courseware development. Our solutions include a Web-based portal for on-demand customer access to project status, training storyboards, and development content, as well as a state-of-the-art Usability Lab for courseware testing and effectiveness. NCI's training services include:

Learning Strategy Consulting
Custom Courseware Development
Distributed Learning Systems
Distance Learning, Training, and Educational Products
Learning Management Systems
Courseware Standards Compliance
Instructional Systems Design
Certified Information Security Training
On-Site Support and Implementation

Case Study: Distributed Learning and Education Training Products (dLETP)
"Supporting education and training needs of an Army at war"

Today's battlefield is constantly changing and evolving, and NCI understands the challenges and complexities of the Army's contemporary operational environment. We have been at the forefront of improving readiness through delivering standardized individual, collective, and self-development training to Soldiers, civilians, and units—any time and any place, through applying advanced technologies and distributed-learning techniques. Our mission is to deliver educationally and doctrinally correct Interactive Multimedia Instruction (IMI) for Headquarters, Training and Doctrine Command (TRADOC), TRADOC Centers and Schools, and other Army agencies supporting Soldiers', leaders', and civilians' professional development. NCI provides a complete array of training analysis, design, and development products to support The Army Distributive Learning Program (TADLP).

With a history of developing innovative, interactive training simulations and courseware, we are designing the most advanced, effective educational products to best serve an engaged and expeditionary Army. NCI supports all training requirements of dLETP to include: human performance consulting; new technologies; testing packages; Army modernization training; embedded, instructor, and developer training; gaming development; IMI Levels I–IV; simulations; and systems approach to training (SAT) development process. Our solutions ensure today's warrior is trained with the skills necessary to maintain the Army's global dominance and power.

Photo Credit: U.S. Army



NCI Locations


Headquarters
Major Regional Offices
NCI Presence
KUWAIT

NCI's geographic presence continues to grow worldwide to more than 2,200 employees and nearly 100 locations. We have expanded into 31 states; and we retain extensive offices, resources, and employees in the Washington, DC, metropolitan area, as well as locations outside the continental United States (OCONUS). In the last year, we have added 700 employees and doubled our company locations. This increase in geographic presence provides further opportunities for long-term growth, as many of our locations are home to major Army, Air Force, and Intelligence customers. Headquartered in Reston, Virginia, NCI has eight major regional offices across the United States, as well as additional offices and contract sites.

NCI's Key Prime GWAC/IDIQ Contracts

GWAC contracts continue to be one of the greatest catalysts for growth in our industry. The continued popularity of GWAC contracts allows our customers an efficient and effective mechanism to keep pace with the rapid changes in the IT market. Today, NCI holds a prime position on 20 of the most popular GWAC contract vehicles in our industry with a combined ceiling value of more than $86 billion. Highlighted below are a few of our key GWAC contract vehicles:

ITES-2S The Army's Information Technology Enterprise Solutions—2 Services (ITES-2S) contract is the procurement cornerstone for Army IT systems. The contract provides IT services and solutions to all military services, DoD agencies, and other Federal agencies. The total ceiling value for the contract is $20 billion with a period of performance that expires in 2015.

NETCENTS The Air Force's Networking and Telephony Products and Services (NETCENTS) contract plays a key role in significantly enhancing the Air Force and the entire DoD's capability in the era of net-centric warfare and operations. The contract provides a wide array of engineering, IT, and network services to the Air Force, other DoD agencies, and Federal customers. The total ceiling value for the contract is $9 billion with a period of performance that expires in 2009.

GITSS The Department of Veterans Affairs Global Information Technology Support Services (GITSS) contract offers the Department of Veterans Affairs and other Federal agencies strategic, agency-level support, as well as a broad array of IT services and solutions to provide global IT support services. The total ceiling value for the contract is $3 billion with a period of performance that expires in 2013.

DESP II The Defense Logistics Agency's Design and Engineering Support Program (DESP II) contract offers the Air Force community, the Army's Tank-Automotive and Armaments Command, the entire DoD, and other Government agencies rapid, high-quality engineering and technical services support. The total ceiling value for the contract is $1.9 billion with a period of performance that expires in 2012.

TEIS The Army's Total Engineering and Integration Services (TEIS) contract provides Army installations and operations worldwide with engineering, information assurance, and systems integration computer services. The total ceiling value for the contract is $800 million with a period of performance that expires in 2010.

dLETP The Army's Distributed Learning Education and Training Products (dLETP) contract provides educational training products and services to TRADOC, TRADOC Centers and Schools, and other Army agencies using the Instructional System Design/Systems Approach to Training. The total ceiling value for the contract is $500 million with a period of performance that expires in 2010.

PEO Soldier The Army's Program Executive Office (PEO) Soldier contract provides professional engineering services and support to manage the development, design, testing, configuration, acquisition, logistics, training, and fielding of equipment for fully integrated soldier systems. The total ceiling value for the contract is $382 million with a period of performance that expires in 2015.

OPM TMA The Office of Personnel Management's Training and Management Assistance (TMA) contract provides Federal Government agencies and some state and local governments customized training/learning solutions to maximize individual, team, and enterprise performance. The total ceiling value for the contract is $200 million with a period of performance that expires in 2012.

AFMSA IT Modernization The Air Force Medical Support Agency (AFMSA) IT Modernization contract provides the Air Force Medical Service support for worldwide medical IT projects, systems implementations, modeling and creation of best practices, technology standards, engineering, operation, modernization and maintenance. The total ceiling value for the contract is $75 million with a period of performance that expires in 2011.

NCI, INC.

2007 *Form 10-K*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-51579

NCI, INC.

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**20-3211574** **(I.R.S. Employer Identification No.)**
11730 Plaza America Drive **Reston, Virginia** **(Address of principal executive offices)**	**20190-4764** **(Zip Code)**

Registrant's telephone number, including area code: (703) 707-6900

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Class A Common Stock, par value $0.019 per share	**Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (*Do not check if a smaller reporting company*) Small reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of NCI, Inc. Class A common stock held by non-affiliates of the registrant as of June 30, 2007 was $109,114,961.

As of February 29, 2008, there were 8,153,416 shares outstanding of the registrant's Class A common stock. In addition, there are 5,200,000 shares outstanding of the registrant's Class B common stock, which are convertible on a one-for-one basis into Class A common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be filed with the Securities Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2008 Annual Meeting of Stockholders, to be filed subsequent to the date hereof, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K. Such definitive Proxy Statement will be filed with the Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

NCI, INC.

FORM 10-K

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding our business, financial condition, results of operations and prospects. There are statements made herein which may not address historical facts and, therefore, could be interpreted to be forward looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions and assessments made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. You can often identify these statements by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," "would," "expect," "plan," "seek," "continue" and other similar words or variations on such words.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward looking statements, which apply only as of the date of this Form 10-K. Subsequent events and developments may cause our views to change. However, while we may elect to update these forward looking statements at some point in the future, we specifically disclaim any obligation to do so. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed in "Risk Factors" and elsewhere in this Form 10-K and those listed in other documents we have filed with the Securities and Exchange Commission.

In this document, unless the context indicates otherwise, the terms "Company," "NCI," "we," "us" and "our" refer to NCI, Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

ITEM 1. BUSINESS

COMPANY OVERVIEW

We are a provider of information technology (IT) and professional services and solutions to federal government agencies. Our IT and professional service offerings focus on designing, implementing, maintaining and upgrading secure IT systems by leveraging our skills across seven core service offerings: network engineering; information assurance; systems engineering and integration; enterprise systems management, engineering and logistics, medical transformation/health IT; and distance learning and training. Since our founding in 1989, we have derived substantially all of our revenue from contracts performed for federal government agencies, with the majority of our revenue currently generated from the delivery of mission-critical IT and professional services to defense and intelligence agencies. We believe our diversified and stable client base, strong client relationships, broad array of contracts and significant management and operational capabilities position us to continue our growth.

We have strong, long-term relationships with our clients, as evidenced by our record of retaining business. For more than 10 years, we have provided IT and professional services and solutions to clients within the U.S. Army, U.S. Air Force, U.S. Transportation Command, U.S. Northern Command, National Guard Bureau, Department of Transportation (DOT), Department of Energy (DOE), National Aeronautics and Space Administration (NASA), and the intelligence community. We believe our strong relationships result from our in-depth understanding of client missions, the strength of our technical solutions and the co-location of a majority of our employees with our clients.

We have made significant investments in our management, employees and infrastructure in support of our growth and profitability strategies. Our senior managers average more than 25 years of experience with federal government agencies, the U.S. military and federal government contractors. Members of our management team have extensive experience growing businesses organically, as well as through acquisitions. We deliver our services through a highly skilled work force of approximately 2,000 employees, of whom 69% possess at least one security clearance.

Our 2007 revenue was $304 million, a 39% increase over our 2006 revenue of $218 million. Our organic growth rate for 2007 over 2006 was 19%, which reflects our increase in revenue from year to year excluding the effect of acquisitions. Since 2002, our revenue, including the effects of our acquisitions, has grown from $138 million during 2002 to $304 million during 2007, representing a compound annual growth rate of 17%. Over the same period, our operating income has increased 156%, from $8.7 million during 2002 to $22.3 million during 2007. As of December 31, 2007, our total estimated contract backlog was $756 million, of which approximately $189 million was funded. We define backlog as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period and from the option periods of those contracts, assuming the exercise of all related options. We are focused on continuing to grow organically while improving margins, and intend to expand our capabilities through strategic acquisitions.

MARKET OPPORTUNITY

The federal government is among the largest consumers of IT services and solutions in the world. According to INPUT, an independent federal government market research firm, the overall market for contracted IT systems and services by the federal government is expected to grow from $65 billion during federal fiscal year 2007 to $86 billion during federal fiscal year 2012. In addition, recent defense budgets are significantly higher than during prior years, particularly in areas related to IT, intelligence, surveillance, reconnaissance and homeland security due to increased counter-terrorism activities and the U.S. deployments overseas. According to INPUT, the Department of Defense's (DoD) spending on IT services and solutions is expected to increase from $30 billion during federal fiscal year 2007 to $37 billion during federal fiscal year 2012. Although spending on intelligence related activities by the federal government remains classified, INPUT estimates total addressable IT spending for U.S. intelligence agencies during federal fiscal year 2007 at $9 billion, growing to $14 billion during federal fiscal year 2012. We believe there will be significant market opportunities for providers of IT services and solutions to federal government agencies, particularly those in the defense and intelligence community, over the next several years because of the trends outlined below.

Focus on Federal Government Transformation

The federal government and the DoD in particular, are in the midst of a significant transformation that is driven by the federal government's need to address the changing nature of global threats. A significant aspect of this transformation is the use of IT to increase the federal government's effectiveness and efficiency. The result is increased federal government spending on IT to upgrade networks and transform the federal government from separate, isolated organizations into larger, enterprise level, network-centric organizations capable of sharing information broadly and quickly. While the transformation initiative is driven by the need to prepare for new world threats, adopting these IT transformation initiatives will also improve efficiency and reduce infrastructure costs across all federal government agencies. We believe IT spending in connection with the federal government's transformation initiative will continue to be driven by:

Increased Demand for Interoperable and Robust Networks. The federal government is focused on enhancing interoperability across its disparate networks and systems in order to effectively use information to assess and respond to terrorist threats and to transform the military's approach to fulfilling its mission. Such a transformation is necessary to ensure information superiority and foster the development and deployment of the next generation of IT systems for network centric warfare, including C4I systems (command, control, communications, computing and intelligence systems). In addition, we believe the convergence of voice, video and data onto the desktop will increase the requirements for more robust networks. We expect these increased requirements to result in greater market opportunities and demand for our core business services.

Increased Demand for Secure Networks and Systems. In response to increased concerns over cyber-attacks and threats to the national information infrastructure, the federal government adopted the Federal Information

Security Management Act (FISMA) during 2002. FISMA requires each federal government agency to develop, document and implement an agency-wide information security program and ensure that its systems are certified and accredited according to predetermined federal government standards and processes. According to the Office of Management and Budget, many agencies are still working to achieve compliance with FISMA and will likely require the assistance of professional services providers to achieve their information security requirements. INPUT estimates that federal spending for information security initiatives will increase from approximately $6.0 billion during federal fiscal year 2007 to approximately $7.4 billion during federal fiscal year 2012.

Increased Reliance on Professional Services Providers

The federal government has increasingly relied on professional services providers, particularly for IT services, in connection with its transformation initiatives. INPUT projects total federal spending on contracted IT to grow from $33 billion during federal fiscal year 2007 to $45 billion during federal fiscal year 2012. We believe two of the primary reasons for the federal government's increased reliance on professional services providers are:

Demand for More Innovative Solutions and Technology Services. Federal government agencies are seeking more innovative solutions and technology services in response to the increasing pressure to operate more effectively and efficiently. Because of their skills and experience, federal government agencies are using professional services providers to support transformational mandates, introduce commercial best practices and leverage commercial technological advances. In addition, professional services providers are able to leverage their recent experiences across their client base to develop more cost-effective and efficient technology solutions that comply with the latest applicable standards.

Declining Federal Government IT Workforce. According to the Office of Management and Budget estimates, approximately 17% of federal government IT workers will be eligible to retire by federal fiscal year 2010. Given the difficulty the federal government has experienced in recruiting and retaining skilled technology personnel, we believe the declining federal government IT workforce will necessitate the continued and increasing use of professional services providers for the federal government's IT needs.

Evolving Procurement Practices

Federal government procurement practices and policies are expected to continue to evolve as federal agencies increasingly rely on professional services providers for IT solutions and services. We expect the following trends to continue to shape the federal government's procurement practices and policies:

Focus on Strength of Technical Solution and Best Value. Federal government agencies continue their recent emphasis on the procurement of contracts with the strongest technical solution and overall best value for the federal government. To achieve this goal, federal agencies adopt procurement criteria that give more consideration to companies' technical capabilities and past performance on similar projects. These criteria also place more emphasis on a solution's overall contribution to a federal government agency's mission with cost playing a lesser role. We believe these factors benefit companies with deeper technical capabilities, relevant project experience and existing relationships with clients.

Consolidation of Contracts. With federal budgets being focused on the Global War on Terrorism, added pressure on operating budgets are being experienced by most federal agencies. A growing trend by many agencies is to consolidate IT services. In some cases, services provided by a half a dozen or more contractors are being consolidated into a single contract with one contractor responsible for the full life cycle of IT infrastructure. The benefits to the government include: reduced operational cost; improved efficiency; improved services; and reduced agency administrative cost. This trend towards consolidation of services will benefit full service IT companies with a history of successfully transitioning and integrating IT services.

Increased Use of GWACs and MACs. As part of its shift in procurement practices aimed at increasing flexibility and responsiveness, the federal government continues to expand its use of Government Wide Acquisition Contracts (GWACs) and other multiple award contracts (MACs). Professional services providers compete to be pre-selected under these umbrella contracts, which outline the basic terms and conditions for the procurement of services. Once pre-selected, the companies compete only among themselves to provide services under the vehicle. These contracts provide the federal government contracting agencies with additional flexibility and responsiveness as projects can be awarded quickly to these preferred providers.

COMPETITIVE STRENGTHS

We believe we are well positioned to meet the rapidly evolving needs of federal government agencies for IT and professional services and solutions because we possess the following key business strengths:

In-Depth Understanding of Client Missions

Since our founding, we have provided mission-critical services and solutions to our clients, enabling us to develop an in-depth understanding of their missions and technical needs. In addition, approximately three quarters of our employees are located at client sites, giving us valuable strategic insights into clients' ongoing and future program requirements. Our in-depth understanding of our client missions, in conjunction with the strategic location of our employees, enables us to offer technical solutions tailored to our clients' specific requirements and consistent with their evolving mission objectives.

Proven Ability to Win Business

During 2007, we were awarded task orders and single award contracts with a total value in excess of $311 million. Our success in winning business is based, in part, on our ability to anticipate clients' emerging requirements which enables us to develop stronger technical proposals. As a result, we are often awarded contracts based on the overall value of our solution rather than its cost.

Diverse Base of Key Prime Contract Vehicles

As a result of our business development focus on securing key contracts, we are a prime contractor on numerous multi-year GWACs and MACs that provide us the opportunity to bid on hundreds of millions of dollars of business against a discrete number of other pre-qualified companies each year. These contracts include: GSA Alliant contract with a ceiling of $50 billion over 10 years, the U.S. Army ITES-2S contract with a ceiling of $20 billion over nine years; the U.S. Air Force NETCENTS contract with a ceiling of $9 billion over five years; the Department of Veterans Affairs Global IT Support Services (GITSS) contract with a ceiling of $3 billion over eight years; the Defense Logistics Agency Design and Engineering Support Program II (DESP II) with a ceiling of $1.9 billion over five years; the U.S. Army TEIS contract with a ceiling of $800 million over five years; the U.S. Army ITES contract with a ceiling of $500 million over seven years; the U.S. Army Distributed Learning and Education Program with a ceiling of $484 million over five years; and the GSA Schedule 70. While the federal government is not obligated to make any awards under these vehicles, we believe that holding prime positions on these contract vehicles provides us an advantage as we seek to expand the level of services we provide to our clients.

Highly Skilled Employees and an Experienced Management Team

We deliver our services through a highly skilled workforce of approximately 2,000 employees as of December 31, 2007, of which 69% possess at least one federal government security clearance, and approximately 26% possess clearance levels of Top Secret or higher. Our senior managers average more than 25 years of experience with federal government agencies, the U.S. military, and federal government contractors. Members of our management team have experience growing businesses organically, as well as through acquisitions.

STRATEGY

Our objective is to grow our business as a provider of IT and professional services and solutions to federal government agencies while improving our profitability. To achieve our objective, we intend to:

Accelerate Internal Growth

We intend to accelerate our internal growth rate by capitalizing on our current contract base, expanding services provided to our existing clients, expanding our client base and offering new, complementary services.

Capitalize on Current Contract Base. Our contract base includes 16 prime GWAC/MAC/IDIQ contract vehicles with a total combined budgeted ceiling value in excess of $86 billion. While the government is permitted to spend up to the ceiling amount, there is no guarantee that it will do so, or that any particular pre-qualified contractor, including us, will receive awards under that vehicle. We intend to aggressively pursue task orders under these vehicles to maximize our revenue and strengthen our client relationships, though there is no assurance that the federal government will make awards up to the ceiling amounts or that we will be awarded any task orders under these vehicles. We have developed several internal tools that facilitate our ability to track, prioritize and win task orders under these vehicles. Combining these tools with our technical expertise, our strong past performance record and our knowledge of our clients' needs, should position us to win additional task orders under our prime GWAC vehicles.

Expand Services Provided to Existing Clients. We intend to expand the services we provide to our current clients by leveraging our strong relationships, technical capabilities and past performance record. We believe our understanding of client missions, processes and needs, in conjunction with our full lifecycle IT offerings, positions us to capture new work from existing clients as the federal government continues to increase the volume of IT services contracted to professional services providers. Moreover, we believe our strong past performance record positions us to expand the level of services we provide to our clients as the federal government places greater emphasis on past performance as a criterion for awarding contracts.

Expand Client Base. We also plan to expand our client base into areas with significant growth opportunities by leveraging our industry reputation, long-term client relationships and diverse contract base. We anticipate that this expansion will enable us both to pursue additional higher value work and to further diversify our revenue base across the federal government. Our long-term relationships with federal government agencies, together with our GWAC vehicles, give us opportunities to win contracts with new clients within these agencies.

Offer New Complementary Services. We intend to leverage our strong reputation for providing IT services to offer new complementary services to our existing clients. We expect to focus on high value-added services that are closely aligned with our current offerings. When appropriate, we anticipate selectively identifying and hiring key personnel who possess unique client, mission or technical experience to enhance our knowledge of and expertise in the new service offering. New services in which we are currently focused on building a greater presence include professional engineering services, systems engineering, acquisition management and program management.

Improve Operating Margins

We believe that we have significant opportunities to increase our operating margins and improve profitability by capitalizing on our corporate infrastructure investments and internally developed tools, and concentrating on high value-added prime contracts.

Capitalize on Corporate Infrastructure Investments. During the past several years we have made significant investments in our senior management and corporate infrastructure in anticipation of future revenue growth. These investments included hiring senior executives with significant experience with federal IT services companies, strengthening our internal control over financial reporting and accounting staff in support of

Sarbanes-Oxley compliance and public company reporting requirements and expanding our Sensitive Compartmented Information Facilities (SCIFs) and other corporate facilities. We therefore anticipate that as our revenue grows, we will be able to leverage this infrastructure base and increase our operating margins.

Capitalize on Internally Developed Tools. We have invested significant resources in a variety of web-based tools that enable us to efficiently and effectively manage our business development and project management functions. We created our business development tool to allow our managers to track and manage new business opportunities in real time securely over the internet. Our proposal staff and project managers leverage our proposal development tool to create more effective new business proposals in an online, collaborative environment, regardless of their locations. In addition, our project management tool is highly modular and adaptable, enabling management to track project progress virtually instantaneously to better manage contract costs and improve profitability. We believe these highly scalable tools will enable us to increase operating efficiency as our revenue base grows.

Concentrate on High Value-Added Prime Contracts. We expect to improve our operating margins as we continue to increase the percentage of revenue we derive from our work as a prime contractor and from engagements where contracts are awarded on a best value, rather than on a low cost, basis. As a prime contractor, we better control our staffing levels and maximize employee utilization. For the year ended December 31, 2007 as compared to the years ended December 31, 2006 and December 31, 2005, we increased our percentage of revenue from prime contracts to approximately 81% from 75% and 66%, respectively. The federal government's move toward performance-based contract awards to realize greater return on its investment has resulted in a shift to greater utilization of best value awards. We believe this shift will enable us to expand our operating margins as we are awarded more contracts of this nature.

Pursue Strategic Acquisitions

During 2007, we made two strategic acquisitions: Operational Technologies Services, Inc. and Karta Technologies, Inc. In addition, we intend to continue to supplement our organic growth by identifying, acquiring and integrating acquisitions that complement and broaden our existing client base and expand our primary service offerings.

Effective January 31, 2007, we acquired Operational Technologies Services, Inc. (OTS), a privately-held provider of engineering and professional services to the FAA. OTS generated revenue of approximately $10 million (unaudited) during the 12 months prior to the date of acquisition. Through the OTS acquisition, we added an important new customer base which will help us achieve its long term growth objectives for the federal civilian market sector.

Effective June 27, 2007, we completed the acquisition of Karta Technologies, Inc. (Karta). Karta generated revenue for calendar year 2006 of approximately $51 million (unaudited). Karta has approximately 400 employees located throughout the United States. The acquisition of Karta meets many of our strategic acquisition objectives, including opening new and important DoD market areas; expanding our service offerings to include engineering and logistics, medical transformation/health IT, and distance learning and training as well as expanding our DoD and civilian agency customer base; providing additional valuable GWAC/MAC/IDIQ contract vehicles to our existing portfolio of contracts; and adding management, professional and business development staff to our team.

IT AND PROFESSIONAL SERVICES AND SOLUTIONS

We provide IT and professional services and solutions by leveraging our seven core service offerings: network engineering; information assurance; systems engineering and integration; enterprise systems management, engineering and logistics, medical transformation/health IT; and distance learning and training.

Network Engineering

We offer a full lifecycle of network engineering services to our clients from the initial analysis of the requirements and design of the network through implementation and testing of the solution, including the design of disaster recovery contingency plans. Our network engineering capabilities include architecture development, design, implementation, configuration, and operation of Local Area Networks (LAN), Metropolitan Area Networks (MAN) and Wide Area Networks (WAN). Our extensive experience providing the following network engineering services for federal government clients allows us to rapidly identify potential bottlenecks, security threats and vulnerabilities, and address these potential issues with cost-effective solutions:

- Architecture Development and Design
- Disaster Response Planning and Recovery
- Installation, Test and Evaluation
- Network Configuration
- Network Security Evaluation
- Protocol and Topology Selection
- Reliability and Contingency Assessment
- Requirements Analysis
- Routing Design
- Vulnerability Assessment

Information Assurance

We offer information assurance solutions to secure enterprise systems and networks, with particular expertise protecting IT infrastructures for our clients that operate in classified environments. We design, configure and deploy security architectures based on assessments of our clients' current and future IT needs, mission objectives and regulatory requirements, in addition to specific threats from unauthorized users. In connection with the implementation of these architectures, we help define and implement information assurance policies, procedures and guidelines to ensure effective future IT planning. Our highly skilled and accredited employees provide research and implementation of security policies, technical support and the development of comprehensive security assessment plans. We also identify potential threats and vulnerabilities and design and implement corrective action plans that employ advanced technologies, such as encryption, digital signatures and firewalls, using both commercial-off-the-shelf (COTS) and custom security and software solutions. Our information assurance services include:

- Intrusion Detection System/Intrusion Prevention (IDS) Development
- Certification and Accreditation
- Policy and Procedures Development
- Products Evaluation and Integration
- Public Key Infrastructure (PKI) Implementation
- Risk and Threat Assessment
- Security Awareness and Training
- Security Test and Evaluation

Systems Engineering and Integration

We provide a full range of systems development and integration services to our clients. Initially, we leverage our business process engineering skills to analyze the activities, roles and objectives of a proposed IT system or solution. Based on this analysis, we integrate advanced technologies with our clients' legacy systems to improve their operational efficiency and increase our clients' returns on IT investments. Our systems development and integration services include:

- Database Design
- Enterprise Portal Implementation
- Integration, Test and Evaluation
- Legacy System Integration
- Project Planning and Management
- Requirements Definition

Enterprise Systems Management

We design, install and manage complex, mission-critical enterprise systems for our clients, increasing the reliability, security and efficiency of their IT operations while meeting stringent mission requirements. As part of our overall network operation and management services, we continually analyze and monitor enterprise system components and create systems that can adapt to rapidly changing needs. We employ a knowledge-centric service delivery assurance methodology designed to keep client mission-critical systems at peak performance. This methodology utilizes network and traffic simulations to identify potential changes in performance or possible security issues within a particular network, allowing our engineers to protect clients' systems and data. Our network engineers are trained and certified in the leading commercial enterprise tools and combine that knowledge with our techniques, experience and processes to deliver solutions to our clients. Our enterprise systems management services include:

- Applications Support
- Infrastructure Operation and Management
- Intrusion Detection and Response
- Network Performance Evaluation
- Network Upgrade Assessment
- Telecommunications Support and Help Desk

Engineering and Logistics

We apply a simulation-based, systems engineering process to design and implement superior solutions. By combining our well-defined CMMI systems engineering processes with our simulation-based design practices, we offer customized technical solutions to our customers to improve reliability, maintainability, and efficiency over legacy systems. The result is a core engineering competency capable of developing prototypes and technical documentation under highly accelerated schedules. Our offerings include:

- Engineering Capabilities
- Comprehensive Simulation-Based Design Tools
- Software Development

Medical Transformation/Health IT

We offer a comprehensive menu of medical IT capabilities, ranging from help desk support, to strategic planning for enterprise-level services. We are the single awardee of the Air Force Medical Service's IT Modernization ID/IQ contract. We understand that IT requirements associated with medical facilities differ from typical organizations. The critical nature of the medical mission requires a thorough understanding of requirements and close attention to the details of the industry. As a result, we tailor our programs to meet customer requirements. Our medical IT solutions include:

- Software Application Development
- Help Desk and Network Administration
- Central IT Procurement
- Sustainment and Support
- Database Development
- Network Modernization
- Server Consolidation
- Telephony

Distance Learning and Training

We offer a full range of learning capabilities to increase performance and identify the most cost-effective strategies to meet the unique training needs of government, military, and Fortune 500 companies. Our solutions leverage our breadth of experience to support customers in making transition from traditional classroom courses to e-Learning initiatives. NCI offers the following full spectrum of continuous learning capabilities:

- Learning Strategy Consulting
- Learning Portal Solutions
- Training Outsourcing
- Courseware Development
- Roll-our Expertise and ROI Analysis

CLIENTS

Our clients include a diverse base of federal government defense, intelligence and civilian agencies. For the year ended December 31, 2007, approximately 82% of our revenue was generated from DoD and intelligence agency clients, and approximately 18% of our revenue was generated from federal civilian agency clients. We believe our risk from adverse budgetary changes is reduced by the mission-critical nature of the IT work we perform for our clients. We also believe our diverse client base within the federal government mitigates the impact of annual fluctuations in our clients' budgets.

The following is a representative list of our clients for the year ended December 31, 2007. Due to the sensitive nature of our work with the intelligence community, we are precluded from providing detailed information regarding specific intelligence agency clients.

Department of Defense

- U.S. Northern Command (USNORTHCOM/NORAD)
- U.S. Strategic Command (USSTRATCOM)
- U.S. Transportation Command (USTRANSCOM)
- Army National Guard Bureau—Headquarters (NGB)
- Air National Guard (ANG)
- U.S. Air Force Air Mobility Command (AMC)
- U.S. Air Force Warner Robbins, Georgia
- U.S. Army Network Enterprise Technology Command (NETCOM)
- U.S. Army Communications Electronic Lifecycle Management Command (C-E LCMC)
- U.S. Army Ft. Lewis, Washington
- U.S. Army Program Executive Office for Enterprise Information Systems (PEO EIS)
- U.S. Army Program Executive Office for Simulation, Training and Instrumentation (PEO STRI)
- U.S. Army Tank-Automotive and Armaments Command (TACOM)
- U.S. Army White Sands Missile Range, New Mexico

Various Intelligence Agencies

Federal Civilian

- Department of Commerce
- Department of Energy
- Department of State
- Department of Veterans Affairs
- General Accounting Office
- General Services Administration
- National Aeronautics and Space Agency (NASA)
- National Nuclear Security Administration
- Department of Transportation
- Federal Aviation Administration (FAA)
- Department of Housing and Urban Development (HUD)

CONTRACTS

We have a stable and diversified contract base with approximately 200 active contracts and 600 task orders. Our contract terms typically extend from one to seven years, including option years (which may be exercised at the election of the federal government).

Many of our services are provided under GWAC vehicles. Our contract base includes the following prime GWAC vehicles that have an aggregate program ceiling value of $86 billion, excluding GSA Schedule 70.

Vehicle	Owning agency	Period of performance	Ceiling value*	Number of pre-qualified contractors
GSA Alliant	General Services Administration	08/2007 – 08/2017	$50.0 billion	30
ITES-2S	U.S. Army	12/2006 – 12/2015	20.0 billion	16
NETCENTS	U.S. Air Force	09/2004 – 09/2009	9.0 billion	8
GITSS	Department of Veterans Affairs	10/2003 – 10/2013	3.0 billion	10
DESP II	Defense Logistics Agency	06/2005 – 06/2012	1.9 billion	20
TEIS	U.S. Army	11/2005 – 11/2010	0.8 billion	3
DLETP	U.S. Army	12/2005 – 12/2010	0.5 billion	6
ITES	U.S. Army	10/2003 – 10/2010	0.5 billion	5

* Ceiling value refers to the overall contract ceiling for all contractors, and not NCI's individual ceiling value.

We believe that these contract vehicles are the preferred method of awarding work by many of our clients because they enable federal government agencies to rapidly obtain services through a streamlined process. Under these GWAC vehicles, task orders can only be awarded to a discrete number of pre-qualified companies. Revenue under our prime GWAC, MAC and GSA Schedule 70 task orders accounted for approximately 62% of our total revenue for the years ended December 31, 2007, up from 59% for the year ending December 31, 2006, and 48% for the year ended December 31, 2005. We anticipate that this percentage may continue to increase in the future as we have the opportunity to bid on additional tasks under these contract vehicles.

The federal government's ability to select multiple winners under multiple award contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that these multiple award contracts will result in the actual orders equal to the ceiling value, or result in any actual orders. Our failure to compete effectively in this procurement environment could reduce our revenue. While the government is permitted to spend up to the ceiling amount, there is no guarantee that it will do so, or that any particular pre-qualified contractor, including us, will receive awards under that vehicle.

CONTRACT BACKLOG

Our estimates of funded, unfunded and total backlog as of December 31, 2007 and 2006 are as follows:

As of	Funded backlog	Unfunded	Total backlog
		(in millions)	
December 31, 2007	$189	$567	$756
December 31, 2006	123	489	612

We expect to realize approximately $300 million in revenue from backlog during 2008. There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early. Our estimates are based on our experience under such contracts and similar contracts.

BUSINESS DEVELOPMENT

Our business development process is closely aligned with our overall business strategy to accelerate our organic growth while improving our operating margins. We are focused on maximizing the work we perform under our GWAC vehicles, expanding our work with existing clients, expanding our client base and offering new, complementary services. Working closely as a team, our business development and operations personnel assess market activities with the objective of identifying, qualifying and generating capture strategies for contract opportunities consistent with our overall business development focus. Business opportunities are carefully qualified and prioritized based on potential value and win probability. A senior level executive is assigned responsibility for evaluating and capturing each opportunity.

We have centralized and dedicated staff resources for proposal development, pricing, contracts administration, market research and recruiting to support these business development activities. We manage our business development activity with an internally developed, automated sales and opportunity tracking tool. The entire process is defined and quality controlled using our ISO 9001 best practices procedures. All major business development opportunities undergo frequent, disciplined reviews with our senior management. In addition, our Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer conduct monthly reviews of all opportunities in our pipeline to validate our business development activities and ensure that resources are allocated to maximize the return on these investments.

COMPETITION

We believe that the major competitive factors in our market are strong client relationships, a record of successful contract performance, a reputation for quality, an experienced management team, and employees with a wide-range of technical expertise, security clearances and competitive pricing. We often compete against or team with divisions of large defense and IT services contractors, including Lockheed Martin Corporation, Northrop Grumman Corporation, General Dynamics Corporation, IBM, EDS, BAE, Booz Allen Hamilton, and Science Applications International Corporation. We also compete against or team with mid-tier federal contractors such as CACI International, SRA International, and SI International that have specialized capabilities, as well as numerous non-public companies within the sector. Some of our competitors have significantly longer operating histories and more substantial resources. We expect competition in the federal government IT services sector to increase in the future.

EMPLOYEES

As of December 31, 2007, we had approximately 2,000 employees, approximately 69% of whom held at least one federal government security clearance and 26% of whom possessed clearance levels of Top Secret or higher. Our employees are located at more than 75 sites worldwide. Over 77% of our staff is located on-site with our clients, allowing us to build long-term relationships. The majority of our technical staff is professionally certified in one or more of the following areas:

- Microsoft Certified Professional (MCP)
- Microsoft Certified Systems Engineer (MCSE)
- Microsoft Certified Systems Administrator (MCSA)
- Cisco Certified Network Associate (CCNA)
- Cisco Certified Network Professional (CCNP)
- Cisco Certified Design Professional (CCDP)
- Cisco Certified Security Professional (CCSP)
- CompTIA A+ Certification
- Sun Certified Systems Administrator
- Certified Information Security System Professional (CISSP)
- Certified INFOSEC Professional
- COMSEC Certification
- Global Information Assurance Certification

We believe we have a professional environment that encourages advanced training to acquire industry-recognized certifications, rewards strong job performance with advancement opportunities and fosters ethical and honest conduct. Only 12 of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe our salary structures, incentive compensation and benefit packages are competitive within our industry.

CORPORATE INFORMATION

We were incorporated as NCI, Inc. in Delaware during July 2005. During September 2005, we completed a merger and share exchange as a result of which NCI Information Systems, Inc., a Virginia corporation which was incorporated 1989, became a wholly-owned subsidiary. We primarily contract with the federal government through our wholly-owned subsidiary, NCI Information Systems, Inc.

WEBSITE ACCESS TO SEC REPORTS

Our internet address is *www.nciinc.com*. Information contained on our internet website is not part of this report. We make available free of charge on our internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Alternatively, you may access these reports at the SEC's internet website: *www.sec.gov*.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

We depend on contracts with the federal government for substantially all of our revenue. If our relationships with federal government agencies are harmed, our future revenue and operating profits would decline.

For the years ended December 31, 2007 and 2006, we derived almost all of our revenue from federal government contracts, either as a prime contractor or a subcontractor, including approximately 82% of our revenue from contracts with the DoD and intelligence agencies during 2007 and 2006. We believe that federal government contracts will continue to be the source of substantially all of our revenue for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or with the DoD and intelligence agencies in particular, would cause our revenue to decline. Among the key factors in maintaining our relationships with federal government agencies are our performance on individual contracts and task orders, the strength of our professional reputation and the relationships of our key executives with client personnel. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenue and operating results could decline materially.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability or loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts from many other firms, including mid-tier federal contractors with specialized capabilities and large defense and IT services providers. Competition in our markets may increase as a result of a number of factors, such as the entrance of new or larger competitors, including those formed through alliances or consolidation. These competitors may have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we do. These competitors could, among other things:

- divert sales from us by winning very large-scale government contracts, a risk that is enhanced by the recent trend in government procurement practices to bundle services into larger contracts;

- force us to charge lower prices; or
- adversely affect our relationships with current clients, including our ability to continue to win competitively awarded engagements in which we are the incumbent.

If we lose business to our competitors or are forced to lower our prices, our revenue and our operating profits could decline. In addition, we may face competition from our subcontractors who, from time-to-time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor to us. If one or more of our current subcontractors are awarded prime contractor status on such contracts in the future, it could divert sales from us or could force us to charge lower prices, which could cause our margins to suffer.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenue and operating results to vary from quarter to quarter. As a result, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include those listed in this "Risk Factors" section and others such as:

- fluctuations in revenue recognized on contracts;
- variability in demand for our services and solutions;
- commencement, completion or termination of contracts during any particular quarter;
- timing of award or performance incentive fee notices;
- timing of significant bid and proposal costs;
- variable purchasing patterns under the GSA Schedule 70 task orders, GWACs, blanket purchase agreements and other ID/IQ contracts;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;
- strategic investments or changes in business strategy;
- changes in the extent to which we use subcontractors;
- the volume of product orders placed under our NETCENTS contract or other material related purchases under our contracts;
- seasonal fluctuations in our staff utilization rates; and
- federal government shutdowns or temporary facility closings.

Reductions in revenue in a particular quarter could lead to lower profitability during that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue during that same quarter. We may also incur additional expenses when contracts expire, are terminated or are not renewed.

In addition, payments due to us from federal government agencies may be delayed due to billing cycles or as a result of failures of government budgets to gain congressional and administration approval in a timely manner. The federal government's fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, our clients may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue during the fourth quarter of that year or the first quarter of the subsequent year. The federal government's fiscal year end can also trigger increased purchase requests from clients for equipment and materials. Any increased purchase requests we receive as a result of the federal government's fiscal year end would serve to increase our third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

We cannot guarantee that our estimated contract backlog will result in actual revenue.

As of December 31, 2007, our estimated contract backlog totaled approximately $756 million, of which approximately $189 million was funded. There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change, the program could be canceled, a contract could be reduced, modified or terminated early, or an option that we had assumed would be exercised not being exercised. Further, while many of our federal government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. Consequently, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Our estimates are based on our experience under such contracts and similar contracts. However, there can be no assurances that all, or any, of such estimated contract value will be recognized as revenue.

If we fail to attract and retain skilled employees or employees with the necessary security clearances, we might not be able to perform under our contracts or win new business.

The growth of our business and revenue depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who have advanced IT skills. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. Further, obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be limited. In a tight labor market, our direct labor costs could increase or we may be required to engage large numbers of subcontractor personnel, which could cause our profit margins to suffer. In addition, some of our contracts contain provisions requiring us to staff an engagement with personnel that the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the client may terminate the contract and we may lose revenue.

In addition, certain federal government contracts require us, and some of our employees, to maintain security clearances. If our employees lose or are unable to obtain security clearances, or if we are unable to hire employees with the appropriate security clearances, the client may terminate the contract or decide not to renew it upon its expiration. As a result, we may not derive the revenue anticipated from the contract, which, if not replaced with revenue from other contracts, could seriously harm our operating results.

If our subcontractors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to perform for our clients. As we secure more work under our GWAC vehicles, we expect to require an increasing level of support from subcontractors that provide complementary and supplementary services to our offerings. Depending on labor market conditions, we may not be able to identify, hire and retain sufficient numbers of qualified employees to perform the task orders we expect to win. In such cases, we will need to rely on subcontracts with unrelated companies. Moreover, even in favorable labor market conditions, we anticipate entering into more subcontracts in the future as we expand our work under our GWACs. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fail to satisfactorily perform the agreed-upon services on a timely basis or violate federal government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our clients' expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a client terminating our contract for default. A termination for default could expose us to liability, including liability for the agency's costs of reprocurement, could damage our reputation and could hurt our ability to compete for future contracts.

If we experience systems or service failure, our reputation could be harmed and our clients could assert claims against us for damages or refunds.

We create, implement and maintain IT solutions that are often critical to our clients' operations. We have experienced, and may in the future experience, some systems and service failures, schedule or delivery delays and other problems in connection with our work. If we experience these problems, we may:

- lose revenue due to adverse client reaction;
- be required to provide additional services to a client at no charge;
- receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and
- suffer claims for substantial damages.

In addition to any costs resulting from product or service warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenue if clients postpone subsequently scheduled work or cancel, or fail to renew, contracts.

While many of our contracts limit our liability for consequential damages that may arise from negligence in rendering services to our clients, we cannot assure you that these contractual provisions will be legally sufficient to protect us if we are sued.

In addition, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. As we continue to grow and expand our business into new areas, our insurance coverage may not be adequate. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our reputation.

Security breaches in sensitive federal government systems could result in the loss of clients and negative publicity.

Many of the systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other sensitive or classified federal government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on sensitive or classified systems for federal government clients. We could incur losses from such a security breach that could exceed the policy limits under our errors and omissions and product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install and maintain could materially reduce our revenue.

Our employees may engage in misconduct or other improper activities, which could cause us to lose contracts.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations, engaging in unauthorized activities or falsifying time records. Employee misconduct could also involve the improper use of our clients' sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation and could result in a loss of contracts and a reduction in revenue. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenue.

We may not be successful in identifying acquisition candidates and if we undertake acquisitions, they could increase our costs or liabilities and impair our revenue and operating results.

One of our strategies is to pursue growth through acquisitions. We may not be able to identify suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition or finance the acquisition on terms that are satisfactory to us. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. We may encounter increased competition for acquisitions, which may increase the price of our acquisitions.

If we are unable to successfully integrate companies we may acquire in the future, our revenue and operating results could suffer. The integration of such businesses into our operations may result in unforeseen operating difficulties (including incompatible accounting and information management systems), may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our business. These difficulties of integration may require us to coordinate geographically dispersed organizations, integrate personnel with disparate business backgrounds and reconcile different corporate cultures. In certain acquisitions, federal acquisition regulations may require us to enter into government novation agreements, a potentially time-consuming process. In addition, we may not be successful in achieving the anticipated synergies from these acquisitions, including our strategy of offering our services to clients of acquired companies to increase our revenue. We may experience increased attrition, including, but not limited to, key employees of the acquired companies, during and following the integration of acquired companies that could reduce our future revenue. In addition, we may need to record write-downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings. Acquired companies may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the federal government or other clients, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could cause us to incur additional expenses and cause a reduction in our operating profits.

Additionally, the Small Business Administration (SBA) enacted new regulations as of June 30, 2007 which requires small businesses to recertify their size standard within thirty days of any sale or merger. It is likely that any company we may look to acquire will have some component of small business contracts. These new regulations may impact our ability to retain all of the contracts after the acquisition which in turn may impact the value of the acquisition.

The loss of any member of our senior management could impair our relationships with federal government clients and disrupt the management of our business.

We believe that the success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with federal government personnel contribute to our ability to maintain strong client relationships and to identify new business opportunities. We do not have any employment agreements providing for a specific term of employment with any member of our senior management. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good client relations and to otherwise manage our business.

If we are unable to manage our growth, our business could be adversely affected.

Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to manage our growth while maintaining our quality of service and profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

We may be harmed by intellectual property infringement claims and our failure to protect our intellectual property could enable competitors to market products and services with similar features.

We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the software and other forms of intellectual property that we use to provide our services and solutions to our clients, but we also license technology from other vendors. If our employees, vendors, or other third parties assert claims that we or our clients are infringing on their intellectual property rights, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims are ultimately successful, we could be required to: cease selling or using products or services that incorporate the challenged software or technology; obtain a license or additional licenses from our employees, vendors, or other third parties; or redesign our products and services that rely on the challenged software or technology.

In addition, if we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings.

We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtain and use our technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others, including our employees, may circumvent the trade secrets and other intellectual property that we own. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources, with no assurance of success.

The Company has substantial investments in recorded goodwill as a result of prior acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that would reduce the Company's operating income.

As of December 31, 2007, goodwill accounted for approximately $75 million, or approximately 42%, of the Company's recorded total assets. Under generally accepted accounting principles, the Company reviews its goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. The annual impairment test is based on several factors requiring judgment. Principally, a decrease in expected reporting unit cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. If goodwill becomes impaired, the Company would be record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined, which may significantly reduce or eliminate our profits.

Risks Related to Our Industry

Our revenue and operating profits could be adversely affected by significant changes in the contracting or fiscal policies of the federal government.

We depend on continued federal government expenditures on intelligence, defense and other programs that we support. Accordingly, changes in federal government contracting policies could directly affect our financial performance. In addition, a change in presidential administrations, congressional majorities or in other senior federal government officials may negatively affect the rate at which the federal government purchases IT services. The overall U.S. defense budget declined from time-to-time during the late 1980s and the early 1990s. While spending authorizations for intelligence and defense-related programs by the federal government have increased in recent years, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. Among the factors that could materially adversely affect us are:

- budgetary constraints affecting federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding
- changes in federal government programs or requirements, including the increased use of small business providers;
- curtailment of the federal government's use of professional services providers;
- the adoption of new laws or regulations;
- federal governmental shutdowns (such as that which occurred during the federal government's 1996 fiscal year) and other potential delays in the government appropriations process;
- delays in the payment of our invoices by federal government payment offices due to problems with, or upgrades to, federal government information systems, or for other reasons;
- competition and consolidation in the IT industry;
- general economic conditions; and
- a reduction in spending or shift of expenditures from existing programs, and a failure of Congress to pass adequate supplemental appropriations to pay for an international conflict or related reconstruction efforts.

These or other factors could cause federal governmental agencies, or prime contractors for which we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could cause our revenue and operating profits to decline.

Our federal government contracts may be terminated by the federal government at any time, and if we do not replace them, our revenue and operating profits may be adversely affected.

We derive most of our revenue from federal government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of a contract's potential duration. Federal government agencies have the right not to exercise these option periods. In addition, our contracts also contain provisions permitting a federal government client to terminate the contract on short notice and for its convenience, as well as for our default. A decision by a federal government agency not to exercise option periods or to terminate contracts could result in a reduction of our profitability on these contracts and significant revenue shortfalls.

If the federal government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the federal government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the federal government in procuring undelivered items and services from another source.

Federal government contracts contain other provisions that may be unfavorable to us.

Federal government contracts contain provisions and are subject to laws and regulations that give the federal government rights and remedies not typically found in commercial contracts. These allow the federal government to terminate a contract for convenience or decline to exercise an option to renew. They also permit the federal government to do the following:

- reduce or modify contracts or subcontracts;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- claim rights in products and systems produced by us; and
- suspend or debar us from doing business with the federal government.

If the federal government exercises its rights under any of these provisions, our revenue and operating profits could decline.

Many of our federal government clients spend their procurement budgets through multiple award contracts under which we are required to compete for post-award orders or for which we may not be eligible to compete and could limit our ability to win new contracts and grow revenue.

Budgetary pressures and reforms in the procurement process have caused many federal government clients to increasingly purchase goods and services through ID/IQ contracts, the GSA Schedule 70 task orders and other multiple award and/or GWAC vehicles. These contract vehicles have resulted in increased competition and pricing pressure, requiring us to make sustained post-award efforts to realize revenue under the relevant contract vehicle. The federal government's ability to select multiple winners under multiple award schedule contracts, GWACs, blanket purchase agreements and other ID/IQ contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that these multiple award contracts will result in the actual orders equal to the ceiling value, or result in any actual orders. We are only eligible to compete for work (task orders and delivery orders) as a prime contractor pursuant to GWACs already awarded to us. Our failure to compete effectively in this procurement environment could reduce our revenue. If the federal government elects to use a contract vehicle that we do not hold we will not be able to compete as a prime contractor.

Each of our contract types involves the risk that we could underestimate our costs and incur losses.

We enter into three types of federal government contracts for our services: time-and-materials, cost-plus and fixed-price. For the year ended December 31, 2007, we derived approximately 38%, 29% and 33% of our revenue from time-and-materials, cost-plus and fixed-price contracts, respectively. If we acquire other businesses, our contract mix may change.

Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of performance, which may result in a reduced profit or a loss on the contract for us. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume minimal financial risk on time-and-materials contracts because we only assume the risk of performing those contracts at negotiated hourly rates. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to time-and-materials and cost- plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns. Because we assume the most risk for cost overruns and contingent losses on fixed-price contracts, an increase in the percentage of fixed-price contracts in our contract mix would increase our risk of suffering losses.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our clients and may impose added costs on us. Among the most significant laws and regulations are:

- the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of federal government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products and technical data.

Moreover, we are subject to industrial security regulations of the DoD and other federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, our federal government clients could terminate or decide not to renew our contracts, and our ability to obtain new contracts could be impaired.

The federal government may revise its procurement or other practices in a manner adverse to us.

The federal government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to GSA contracts, GWACs or other government-wide contracts, or adopt new standards for contract awards intended to achieve certain social or other policy objectives. In addition, the federal government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the federal government may obtain from private contractors. These changes could impair our ability to obtain new contracts or contracts under which we currently perform when those contracts are put up for recompetition bids. Any new contracting methods could be costly or administratively difficult for us to implement, and, as a result, could harm our operating results.

A preference for minority-owned, small and small disadvantaged businesses could impact our ability to be a prime contractor on certain governmental procurements.

As a result of the SBA set-aside program, the federal government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small or small disadvantaged businesses. As a result, we would not be eligible to perform as a prime contractor on those programs and would be restricted to a maximum of 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program may impact our ability to bid on new procurements as a prime contractor or restrict our ability to recompete on incumbent work that is placed in the set-aside program.

We derive significant revenue from contracts awarded through a competitive procurement process, which may require significant upfront bid and proposal costs that could negatively affect our operating results.

We derive significant revenue from federal government contracts that are awarded through a competitive procurement process. We expect that most of the federal government business we seek in the foreseeable future will be awarded through competitive processes. Competitive procurements impose substantial costs and present a number of risks, including the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us and could reduce our profitability.

Our business could be adversely affected by delays caused by our competitors protesting major contract awards received by us, resulting in the delay of the initiation of work.

There is an increasing trend in the number and duration of protests of the major contract awards we have received in the last year. The resulting delay in the start up and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated. Specifically, the expense and delay that we may face if our competitors protest or challenge contract awards made to us pursuant to competitive procedures, and the risk that any such protest or challenge could result in the resubmission of offers, or in termination, reduction or modification of the awarded contract, which could result in increased cost and reduced profitability.

In addition, most federal government contract awards are subject to protest by competitors. If specified legal requirements are satisfied, these protests require the federal government agency to suspend the contractor's performance of the newly awarded contract pending the outcome of the protest. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract.

Unfavorable federal government audit results could subject us to a variety of penalties and sanctions, and could harm our reputation and relationships with our clients and impair our ability to win new contracts.

The federal government, including the Defense Contract Audit Agency (DCAA), audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. The DCAA reviews a contractor's internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems, and the contractor's compliance with such policies. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Adverse findings in a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenue and profit.

If a federal government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not true. If our reputation or relationship with federal government agencies were impaired, or if the federal government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating profit would decline.

Other Risks Related to Our Stock

Our stock price is volatile and could decline.

The stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section.

In the past, securities class action litigation has, at times, been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management's attention and resources.

Mr. Narang, our founder, Chairman and CEO, controls the Company, and his interests may not be aligned with yours.

As of December 31, 2007, Mr. Narang, our founder, Chairman and CEO, through his beneficial ownership of 5,200,000 shares of our Class B common stock and 478,946 shares of our Class A common stock, owns or controls 87% of the combined voting power and 43% of the outstanding shares of the common stock. Accordingly, Mr. Narang will control the vote on all matters submitted to a vote of our stockholders. As long as Mr. Narang beneficially owns the majority of the voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our board of directors and to control our management and affairs. Mr. Narang's voting control may have the effect of preventing or discouraging transactions involving a change in control, including proxy contests, tender offers, mergers or other purchases of the capital stock of the Company, regardless of whether a premium is offered over then-current market prices.

A substantial number of shares of our common stock are eligible for sale by Mr. Narang, which could cause our common stock price to decline significantly.

As of February 29, 2008, Mr. Narang beneficially owns 5,200,000 outstanding shares of Class B common stock and 478,946 shares of Class A common stock. Mr. Narang may, at his discretion, sell these shares in the public market, subject to applicable volume restriction and manner of sale requirements imposed on affiliates under Rule 144 of the Securities Act. The market price of our common stock could drop significantly if Mr. Narang sells them or is perceived by the market as intending to sell them.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease office facilities used in our business. Our executive offices and principal operations are located at 11730 Plaza America Drive, Reston, Virginia, where we occupy space under a lease that expires during 2013. We also lease space located in Alabama, Arizona, Colorado, Georgia, Illinois, Maryland, Ohio, Tennessee, Texas and Virginia. We have multiple high-level Sensitive Compartmented Information Facilities (SCIFs). The majority of our employees are located in facilities provided by the federal government. We do not currently own any real estate used in the performance of ongoing contracts and maintain flexibility in facility occupancy through termination and subleasing options concurrent with contract terms in many of our leases. We believe our facilities meet our current needs and that additional facilities will be available as we expand in the future.

ITEM 3. LEGAL PROCEEDINGS

From time-to-time, we are involved in legal proceedings arising in the ordinary course of business. At this time, the probability is remote that the outcome of any litigation pending will have a material adverse effect on our financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Since October 24, 2005, our Class A common stock has been quoted on the NASDAQ Stock Market under the symbol "NCIT". The following table sets forth, for the periods indicated, the high and low prices of our shares of common stock, as reported on the NASDAQ Stock Market.

	2007		2006	
	High	Low	High	Low
Quarters				
First	$16.88	$12.83	$15.38	$13.00
Second	17.74	14.41	16.25	12.50
Third	19.17	14.86	14.07	10.35
Fourth	20.88	16.58	16.37	11.25

There is no established public market for our Class B common stock.

As of February 29, 2008, there were six holders of record of our Class A common stock and one holder of record of our Class B common stock. The number of holders of record of our Class A common stock is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers or nominees. As of February 29, 2008, the closing price of our Class A common stock was $17.72.

Dividend Policy

We currently intend to retain all future earnings, if any, for use in the operation, development and expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on then-existing conditions, business prospects and any other factors our board of directors deems relevant. Our existing credit facility prohibits us from paying a dividend if, after it is paid, we will be in default under our credit agreement. In addition, the terms of any future credit agreement may prevent us from paying any dividends or making any distributions or payments with respect to our capital stock.

All of our assets consist of the stock of our subsidiary. We will need to rely upon dividends and other payments from our subsidiary to generate the funds necessary to make dividend payments, if any, on our Class A common stock. However, our subsidiary is legally distinct from us and has no obligation to pay amounts to us. The ability of our subsidiary to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiary's indebtedness and applicable state laws.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Performance Graph

The following graph compares the cumulative total stockholder return on our common stock from October 24, 2005 (the first trading in our Class A common stock) through December 31, 2007, with the cumulative total return on (i) the NASDAQ Composite—Total Returns, (ii) the Russell 2000 stock index, and (iii) a peer group composed of NCI and the following other federal government service providers with whom we compete: CACI International Inc., Dynamics Research Corporation, ICF International, Inc., ManTech International Corporation, MTC Technologies, Inc., SI International, Inc., SRA International, Inc. and Stanley, Inc. During September 2006, ICF International, Inc., a provider of professional services to the U.S. federal government, completed an initial public offering. Because ICF provides similar services to the federal government to those provided by us, we have chosen to add ICF to our peer group. During October 2006, Stanley, Inc. a provider of IT services and solutions to the U.S. federal government completed an initial public offering. Because Stanley provides similar services to the federal government to those provided by us, we have chosen to add Stanley to our peer group. The comparison also assumes that all dividends are reinvested and all returns are market-cap weighted. The historical information set forth below is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG *NCI, INC.*, THE NASDAQ COMPOSITE—TOTAL RETURNS, THE RUSSELL 2000 INDEX AND FEDERAL GOVERNMENT SERVICES PEER GROUP


Comparison of 2 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2007
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
10/24/2005
12/2005
12/2006
12/2007
NCI INC-CL A
NASDAQ Composite - Total Returns
Russell 2000 Index
Peer Group

	December 31, 2007
NCI, Inc.	$141.17
NASDAQ Composite—Total Returns	128.36
Russell 2000 Index	121.31
Federal government services peer group	107.18

ITEM 6. SELECTED FINANCIAL DATA

The tables below set forth the selected consolidated financial data for each of the years during the five-year period ended December 31, 2007. We derived the selected consolidated financial data from our audited consolidated financial statements. Prospective investors should read this selected financial data in conjunction with "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this report.

	Year ended December 31,				
	2007 (1)	2006	2005	2004	2003 (2)
	(in thousands except per share data)				
Statements of Operations Data:					
Revenue	$304,420	$218,340	$191,319	$171,253	$136,421
Operating costs and expenses:					
Cost of revenue	263,679	188,878	162,990	144,146	113,521
General and administrative expenses	15,396	12,852	14,411	16,363	14,524
Depreciation and amortization	1,652	1,629	1,636	1,741	1,576
Amortization of intangible assets	1,360	957	1,053	1,252	16
Total operating costs and expenses	282,087	204,316	180,090	163,502	129,637
Operating income	22,333	14,024	11,229	7,751	6,784
Interest income	544	817	125	26	15
Interest expense	(1,886)	(89)	(1,464)	(1,373)	(439)
Income before income taxes	20,991	14,752	9,890	6,404	6,360
Provision for income taxes (3)	8,420	5,493	(2,425)	276	262
Net income	$ 12,571	$ 9,259	$ 12,315	$ 6,128	$ 6,098
Earnings per share:					
Basic	$ 0.94	$ 0.69	$ 1.53	$ 0.90	$ 0.90
Diluted	$ 0.93	$ 0.69	$ 1.41	$ 0.82	$ 0.83
Weighted average shares:					
Basic	13,335	13,328	8,070	6,779	6,779
Diluted	13,539	13,483	8,730	7,443	7,347
Unaudited pro forma net income:					
Income before taxes			$ 9,890	$ 6,404	$ 6,360
Pro forma provision for income taxes (3)			3,845	2,595	2,448
Pro forma net income			$ 6,045	$ 3,809	$ 3,912
Pro forma earnings per share:					
Basic			$ 0.75	$ 0.56	$ 0.58
Diluted			$ 0.71	$ 0.53	$ 0.55
Pro forma weighted average shares:					
Basic			8,070	6,779	6,779
Diluted			8,473	7,158	7,143

	As of December 31,				
	2007	2006	2005	2004	2003
	(in thousands)				
Condensed Balance Sheet Data:					
Cash and cash equivalents	$ 109	$ 13,930	$ 12,323	$ 40	$ 1,340
Net working capital	38,563	46,320	35,602	4,653	2,492
Total assets	178,746	106,799	90,021	64,170	61,992
Total debt, including current portion	43,318	381	480	24,503	29,343
Total stockholders' equity	80,241	66,586	57,171	16,043	12,216

Notes to Five Year Summary

(1) Effective June 27, 2007, we acquired Karta Technologies, Inc. (Karta). Karta added $29 million in revenue to our 2007 financial results. Effective January 31, 2007, we acquired Operational Technologies Services, Inc. (OTS). OTS added $9 million in revenue to our 2007 financial results.

(2) Effective December 23, 2003, we acquired Scientific and Engineering Solutions, Inc. (SES). Prior to our acquisition, SES had $20 million in revenue for the period from January 1, 2003 until December 23, 2003.

(3) For periods prior to October 19, 2005, the Company was treated for tax purposes as an S corporation. The tax provision shown for those periods reflects the taxes associated with various states that do not recognize the S corporation tax status. The 2005 Provision for income taxes benefit reflects the transition from an S to a C corporation and the tax benefit associated with the initial booking of our net deferred tax assets, offset by the provisional taxes associated with the period the Company was a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation during all periods when our S corporation election was in effect.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to our actual results differing materially from those anticipated include, but are not limited to, those discussed in Item 1A. Risk Factors and elsewhere in this Form 10-K.

OVERVIEW

We are a provider of information technology (IT) and professional services and solutions to federal government agencies. Our technology and industry expertise enables us to provide a full spectrum of services and solutions that assist our clients in achieving their program goals. We deliver a wide range of complex services and solutions by leveraging our skills across seven core service offerings:

- network engineering;
- information assurance;
- systems engineering and integration;
- enterprise systems management;
- engineering and logistics;
- medical transformation/health IT; and
- distance learning and training.

We generate substantially all of our revenue from federal government contracts. We report operating results and financial data as one operating segment. Revenue from our contracts and task orders is generally linked to trends in federal government spending by defense, intelligence and federal civilian agencies. The following table shows our revenue from the client groups listed as a percentage of total revenue for the period shown.

	Year ended December 31,		
	2007	2006*	2005*
Department of Defense and intelligence agencies	81.5%	82.0%	74.8%
Federal civilian agencies	18.0	17.9	24.7
Commercial and state & local entities	0.5	0.1	0.5
Total revenue	100.0%	100.0%	100.0%

* Percentages do not reflect the disclosure in prior filings as a result of the reclassification during the second quarter of 2006 of a contract awarded during third quarter 2005 that was initially classified as a federal civilian agency contract, as a DoD and intelligence agency contract.

We believe that our contract base is well diversified. As of December 31, 2007, we had approximately 200 active contracts and 600 task orders. As of December 31, 2007, our total contract backlog was approximately $756 million of which approximately $189 million was funded. We define backlog as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period and from the option periods of those contracts, assuming the exercise of all related options. Our backlog does not include any estimate of future potential delivery orders that might be awarded under our GWAC or other multiple award contract vehicles. We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing agency, less the amount of revenue we have previously recognized. Our funded backlog does not represent the full potential value of our contracts, as Congress often appropriates funds for a particular program or agency on a quarterly or yearly basis, even though the contract may provide for the provision of services over a number of years. We define unfunded backlog as the total backlog less the funded backlog. Unfunded backlog includes values for contract options that have been priced but not yet funded.

Revenue

Substantially all of our revenue is derived from services and solutions provided to the federal government, primarily by our employees and, to a lesser extent, our subcontractors. In some cases, our revenue includes third-party hardware and software that we purchase on behalf of our clients. The level of hardware and software purchases we make for clients may vary from period to period depending on specific contract and client requirements.

Contract Types

Our services and solutions are provided under three types of contracts: time-and-materials; cost-plus; and fixed-price. Our contract mix varies from year to year due to numerous factors including our business strategies and federal government procurement objectives.

The following table shows our revenue from each of these types of contracts as a percentage of our total revenue for the periods shown.

	Year ended December 31,		
	2007	2006	2005
Time-and-materials	38.2%	40.1%	54.2%
Cost-plus	29.0	28.5	27.8
Fixed-price	32.8	31.4	18.0
Total revenue	100.0%	100.0%	100.0%

The amount of risk and potential reward varies under each type of contract. Under time-and-materials contracts, where we are paid a fixed hourly rate by labor category, to the extent that our actual labor costs vary significantly from the negotiated hourly rates, we may generate more or less than the targeted amount of profit. We are typically reimbursed for other contract direct costs and expenses at our cost, and typically receive no fee on those costs. Under cost-plus type contracts, there is limited financial risk, since we are reimbursed all of our allowable costs, and therefore, the profit margins tend to be lower on cost-plus type contracts. Under fixed-price contracts, we perform specific tasks or provide specified goods for a predetermined price. Compared to time-and-materials and cost-plus contracts, fixed-price services contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of potential cost overruns in return for the full benefit of any cost savings. The majority of our services work under fixed-price service contracts is fixed-price level-of-effort work, which has a lower risk than fixed-price completion contracts, such as software development. Some of our GWACs include provisions for both services as well as product (hardware and software) purchases. Fixed price product sales, such as under our NETCENTS contract, tend to carry lower margins, but with lower risk as well, since our prices from our vendors are fixed.

Operating Expenses

Cost of Revenue

Cost of revenue primarily includes direct costs incurred to provide our services and solutions to clients. The most significant portion of these costs is salaries and wages, plus associated fringe benefits including stock compensation, of our employees directly serving clients, in addition to the related management, facilities and infrastructure costs. Cost of revenue also includes the costs of subcontractors and outside consultants, third-party materials, such as hardware or software that we purchase and provide to the client as part of an integrated solution, and any other related direct costs, such as travel expenses. Since we earn higher profits on our own labor services, we expect the ratio of cost of revenue as a percent of revenue to decline when our labor services mix increases relative to subcontracted labor or third-party material. Conversely, as subcontracted labor or third-party material purchases for clients increase relative to our own labor services, we expect the ratio of cost of revenue as a percent of revenue to increase. Changes in the mix of services and equipment provided under our contracts can result in variability in our contract margins. In addition, as we continue to bid and win larger contracts, our own labor services component could decrease. This is because the larger contracts typically are broader in scope and require more diverse capabilities resulting in more subcontracted labor and the potential for more third-party hardware and software purchases. While these factors could lead to a higher ratio of cost of revenue as a percent of revenue, the economics of these larger jobs are nonetheless generally favorable because they increase income, broaden our revenue base and have a favorable return on invested capital.

General and Administrative Expenses

General and administrative expenses include corporate business development, bid and proposal, contracts administration, finance and accounting, legal, corporate governance, and executive and senior management. The primary items of general and administration expenses are the salaries and wages, plus associated fringe benefits including stock compensation, and the facilities related costs of our employees performing these functions.

Depreciation and Amortization

Depreciation and amortization includes the depreciation of computers, furniture and other equipment, the amortization of third party software we use internally, and leasehold improvements.

Amortization of Intangible Assets

Amortization of intangible assets includes the amortization of identifiable intangible assets over their estimated useful lives. Non-compete agreements are generally amortized straight-line over the term of the agreement, while contracts and related client relationships are amortized proportionately against the acquired backlog.

Interest Income and Expense

Interest income is primarily related to earnings on short-term, highly liquid investments of our excess cash. Interest expense is primarily related to interest expense incurred or accrued under our outstanding borrowings and interest on capital leases.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations for the years ended December 31:

	2007	2006	As a Percentage of Revenue 2007	2006
	(in thousands)			
Revenue	$304,420	$218,340	100.0%	100.0%
Operating costs and expenses:				
Cost of revenue	263,679	188,878	86.6	86.6
General and administrative expenses	15,396	12,852	5.1	5.9
Depreciation and amortization	1,652	1,629	0.6	0.7
Amortization of intangible assets	1,360	957	0.4	0.4
Total operating costs and expenses	282,087	204,316	92.7	93.6
Operating income	22,333	14,024	7.3	6.4
Interest income	544	817	0.2	0.4
Interest expense	(1,886)	(89)	(0.6)	—
Income before taxes	20,991	14,752	6.9	6.8
Provision for income taxes	8,420	5,493	2.8	2.6
Net income	$ 12,571	$ 9,259	4.1%	4.2%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue: Revenue for the year ended December 31, 2007 was $304 million, compared to $218 million for the year ended December 31, 2006, representing an increase of $86 million, or 39%. The increase in revenue was due to our acquisitions, new contract awards and growth on existing contracts. Our acquisitions of OTS and Karta added approximately $9 million and $29 million to our 2007 revenue, respectively. New contract awards consisted primarily of numerous new task order awards under our NETCENTS, DESP II and ITES-2S contracts. Additionally, we saw significant revenue growth on a contract with the intelligence community, as well as on a number of contracts with the Army and National Guard. The additional revenue on these and other contracts was partially offset by a decrease in revenue of approximately $9 million due to lower product sales under our NETCENTS contract, as well a reduction in revenue from expired contracts or funding reductions under existing contracts, particularly with some of our civilian agency customers.

Cost of revenue: Cost of revenue for the year ended December 31, 2007 was $264 million, or 86.6% of revenue, compared to $189 million, or 86.6%, for the year ended December 31, 2006. The increase was due to approximately $33 million in higher direct labor and associated indirect expenses such as fringe benefits, and approximately $42 million additional subcontractor support and IT product costs under our contracts. These increases are the result of our acquisitions, new contract awards, and growth on existing contracts.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2007 were $15.4 million, or 5.1% of revenue, compared to $12.9 million, or 5.9% of revenue, for the year ended December 31, 2006. The increase in general and administrative expenses was primarily due to our acquisition of Karta and its associated general and administrative expenses. There was also an increase in stock option compensation expense, to $0.5 million for the year ended December 31, 2007, compared to $0.1 million for the year ended December 31, 2006, due primarily to the acceleration of vesting on some of our outstanding options from the achievement of certain performance targets. General and administrative expenses as a percent of revenue declined as we continue to leverage our corporate infrastructure expenses over a larger revenue base.

Amortization of intangible assets: Amortization of intangible assets for the year ended December 31, 2007 was $1.4 million, compared to $1.0 million for the year ended December 31, 2006. The increase was the result of the amortization associated with the contracts and client relationships and non-compete intangible assets recorded in connection with the acquisitions of OTS and Karta, which was offset by declining amortization of the intangible assets from the SES acquisition.

Operating income: For the year ended December 31, 2007, operating income was $22.3 million, or 7.3% of revenue, compared to $14.0 million, or 6.4% for the year ended December 31, 2006. Operating income, as a percent of revenue, increased primarily due to a decrease in general and administrative expenses as a percentage of revenue.

Interest income and interest expense: For the year ended December 31, 2007, net interest expense was $1.3 million, compared to net interest income of $0.7 million for the year ended December 31, 2006. The decrease in interest income and increase in interest expense was the result of using cash and debt for the acquisitions of OTS and Karta during 2007.

Income tax: For the year ended December 31, 2007 our income tax expense was 40.1% of our income before tax. This is an increase from 37.2% for the year ended December 31, 2006. The income tax expense for 2006 was reduced by a one-time gain of approximately $0.3 million from finalizing our 2005 income tax returns during 2006. Without this one-time gain, our 2006 tax rate would have been 39.7%.

The following table sets forth certain items from our consolidated statements of operations for the years ended December 31:

	2006	2005	As a Percentage of Revenue 2006	As a Percentage of Revenue 2005
	(in thousands)			
Revenue	$218,340	$191,319	100.0%	100.0%
Operating costs and expenses:				
Cost of revenue	188,878	162,990	86.6	85.2
General and administrative expenses	12,852	14,411	5.9	7.5
Depreciation and amortization	1,629	1,636	0.7	0.9
Amortization of intangible assets	957	1,053	0.4	0.5
Total operating costs and expenses	204,316	180,090	93.6	94.1
Operating income	14,024	11,229	6.4	5.9
Interest income	817	125	0.4	0.1
Interest expense	(89)	(1,464)	—	(0.8)
Income before taxes	14,752	9,890	6.8	5.2
Provision (benefit)for income taxes (1)	5,493	(2,425)	2.6	(1.2)
Net income	$ 9,259	$ 12,315	4.2%	6.4%

(1) For periods prior to October 20, 2005, the Company was treated for tax purposes as an S corporation. The tax provision shown for those periods reflects the taxes associated with various states that do not recognize the S corporation tax status. The 2005 provision for income taxes benefit reflects the transition from an S to a C corporation and the tax benefit associated with the initial booking of our net deferred tax assets, offset by the provisional taxes associated with the period the Company was a C corporation.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue: Revenue for the year ended December 31, 2006 was $218.3 million, compared to $191.3 million for the year ended December 31, 2005, representing an increase of $27.0 million, or 14.2%. The increase in revenue was primarily due to new contract awards and growth on existing contracts. New contract awards consisted primarily of numerous new task order awards under our NETCENTS, TEIS and ITES contracts. Specifically, we saw an increase of $21.8 million in government purchases of IT related products under the NETCENTS contract as compared to 2005, primarily during the second half of 2006. While we are not focused on product related sales, we do provide the ability to purchase products under this contract as an accommodation to our customers. We do not expect the level of IT related product sales to increase significantly going forward, and may in fact be reduced in the future. Additionally, we saw significant revenue growth on a contract with the intelligence community, as well as on a number of contracts with the Army. The additional revenue on these and other contracts was partially offset by an expected decrease in revenue of approximately $18 million from expired contracts or funding reductions under existing contracts, particularly with some of our civilian agency customers.

Cost of revenue: Cost of revenue for the year ended December 31, 2006 was $188.9 million, or 86.6% of revenue, compared to $163.0 million, or 85.2%, for the year ended December 31, 2005. The increase was due to approximately $31 million in additional subcontractor and IT product costs under our GWACs. The increase was offset by a slight reduction in direct labor, associated indirect costs such as fringe benefits, and a reduction of other direct costs. The increase in cost of revenue as a percent of revenue was primarily due to the increased use of subcontractors and increased levels of hardware and equipment acquired on behalf of our clients.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2006 were $12.9 million, or 5.9% of revenue, compared to $14.4 million, or 7.5%, for the year ended December 31, 2005. The decrease in general and administrative expenses was primarily due to a reduction in stock option compensation expense, which was $0.1 million for the year ended December 31, 2006, compared to $1.6 million for the year ended December 31, 2005. General and administrative expenses as a percent of revenue declined as we leveraged our corporate infrastructure expenses over a larger revenue base as well as lower overall general and administrative expenses.

Amortization of intangible assets: Amortization of intangible assets for the year ended December 31, 2006 was $1.0 million, compared to $1.1 for the year ended December 31, 2005. The slight decrease was the result of decreasing amortization associated with the contracts and client relationships intangible asset recorded in connection with the acquisition of SES.

Operating income: For the year ended December 31, 2006, operating income was $14.0 million, or 6.4% of revenue, compared to $11.2 million, or 5.9% for the year ended December 31, 2005. Operating income, as a percent of revenue, increased primarily due to a decrease in general and administrative expenses and amortization of intangible assets, which were partially offset by an increase in cost of revenue as a percent of revenue. Operating margins were also negatively impacted by the amount of NETCENTS IT products discussed above, where the marginal operating income is very low, typically 1-2%.

Interest income: For the year ended December 31, 2006, interest income was $0.8 million, compared to $0.1 million for the year ended December 31, 2005. The increase in interest income was the result of investing our excess cash after out 2005 initial public offering (IPO) in high-quality, highly liquid investments.

Interest expense: For the year ended December 31, 2006, interest expense was $0.1 million, compared to $1.5 million for the year ended December 31, 2005. The decrease in interest expense was primarily due to using the funds raised by our IPO to pay off our outstanding debt.

Effects of Inflation

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years. During 2007, approximately 38% of our revenue was generated under time-and-materials contracts, where labor rates are usually adjusted annually by predetermined escalation factors.

Also during 2007, approximately 29% of our revenue was generated under cost-plus contracts, which automatically adjust for changes in cost. The remaining 33% of our revenue was generated under fixed-price contracts, in which we include a predetermined escalation factor and for which we generally have not been adversely affected by inflation.

Liquidity and Capital Resources

Our primary liquidity needs are for financing working capital, investing in capital expenditures and making selective strategic acquisitions. We expect the combination of current cash on hand, cash flow from operations and the available borrowing capacity on our credit facility to continue to meet our normal working capital and capital expenditure requirements for at least the next twelve months. As part of our growth strategy, we may pursue acquisitions that could require us to raise additional external capital.

During 2007, we used approximately $18.3 million of cash on hand for acquisitions. In addition, we borrowed approximately $55.0 million under our credit facility for our acquisition of Karta.

Our other significant use of working capital is for accounts receivables. During 2007, the balance of accounts receivable increased by $22.7 million to $88.5 million at the end of the year. Days sales outstanding of accounts receivable (DSO) stood at 92 days as of December 31, 2007. This is a decrease of 1 day as compared to December 31, 2006. We are presently working with our customers to resolve payment delays and to reduce our DSO. Also, many of our subcontractor agreements call for our subcontractor to be paid only after we have received funds from the customer. So while our accounts receivable have increased, our accounts payable to vendors have increased in a similar manner. Thereby, our operating cash flow has not been significantly impacted.

The borrowing capacity under our credit facility consists of a revolving credit facility with a principal amount of up to $90 million, which includes a swingline facility with an original principal amount of up to $5 million. The outstanding balance of the facility accrues interest based on LIBOR plus an applicable margin, ranging from 100 to 175 basis points, based on a ratio of funded debt to earnings. The accrued interest is due and payable monthly. The credit facility expires on March 14, 2011.

Funds borrowed under the credit facility will be used to finance possible future acquisitions, to provide for working capital expenditures and for general corporate uses. As of December 31, 2007, there was approximately $43 million due under the credit facility, which reflects approximately $12 million of repayments since our Karta acquisition during June 2007. During 2008, we plan to continue to use our operating cash flow to reduce our loan balance. As of December 31, 2007, the loan accrued interest at a rate of LIBOR plus 100 basis points, or 6.225% and we were in compliance with all our loan covenants.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007 that requires us to make future cash payments.

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)				
Contractual obligations:					
Bank loan	$42,942	$ 942	$ —	$42,000	$ —
Capital lease obligations	422	179	219	24	—
Operating lease obligations	218	154	64	—	—
Rent on facilities	25,949	6,490	9,708	8,307	1,444
Total	$69,531	$7,765	$9,991	$50,331	$1,444

Critical Accounting Policies

Revenue Recognition

Our revenue recognition policy addresses our three different types of contractual arrangements: time-and-materials contracts; cost-plus contracts; and fixed-price contracts.

Time-and-Materials Contracts: Revenue for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and other direct expenses used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Cost-Plus Contracts: Revenue on cost-plus contracts is recognized based on the allowable costs incurred during the period, plus any recognizable earned fee. The Company does not recognize award fee income until the fees are fixed and determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenue, profit as a percentage of revenue on award fee contracts will fluctuate period to period.

Fixed-Price Contracts: Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. Revenues on fixed-price service contracts are recorded as work is performed in accordance with Staff Accounting Bulletin (SAB) No. 104 (SAB 104). SAB 104 generally requires revenue to be deferred until all of the following have occurred: (1) there is a contract in place, (2) delivery has occurred, (3) the price is fixed or determinable, and (4) collectibility is reasonably assured. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Revenue for fixed price contracts in which the Company is paid a specific amount to provide services for a stated period of time is recognized ratably over the service period. Revenue on certain fixed-price completion contracts that are within the scope of Statement of Position 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts* (SOP 81-1) is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs, since these contracts require design, engineering, and manufacturing performed to the customer's specifications. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Contract accounting requires judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company's contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Contract costs include material, labor and subcontracting costs, as well as an allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. For contract change orders, claims or similar items, the Company applies judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Anticipated losses on contracts accounted for under SOP 81-1 are recognized in the period they are deemed probable and can be reasonably estimated. Anticipated losses on other contracts are recognized as the services and materials are provided. Contracts that use the percentage-of-completion method of accounting as described above are subject to the most management judgments.

Our contracts may include the delivery of a combination of one or more of the Company's service offerings. In these situations, we apply the separation criteria in Emerging Issues Task Force (EITF) Issue 00-21, *Revenue Arrangements with Multiple Deliverables*, to determine whether our arrangements with multiple elements should be treated as separate units of accounting with revenue allocated to each element of the arrangement based on the relative fair value of each element.

Goodwill and the Amortization of Intangible Assets

Our accounting policy regarding acquisitions is in accordance with SFAS No. 141, *Business Combinations*, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair values at the date of acquisition. At the time of the acquisition, all intangibles including the contracts and related client relationships and non-compete agreements are reviewed to determine the term of amortization for each intangible asset.

Our accounting policy regarding goodwill and the amortization of intangible assets requires that goodwill be reviewed periodically for impairment and no longer be amortized against earnings. Annually on October 1, we perform a fair value analysis of our reporting units using valuation techniques prescribed in SFAS No. 142, *Goodwill and other Intangible Assets*.

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset many not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*. An impairment loss is recognized if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Any write-downs are treated as permanent reductions in the carrying amount of the assets and will result in a reduction of earnings in the period incurred.

Contract rights are amortized proportionately against the acquired backlog. Non-compete agreements are amortized over their estimated useful lives. Acquired software is amortized over its estimated useful life.

Our acquisitions to date have been treated as asset purchases under the internal revenue code. As such, the goodwill generated from those acquisitions is deductible for tax purposes. For the year ended 2007, the tax deduction was $3.2 million. At our tax rate of 39.5%, this deduction saved us approximately $1.3 million in current income tax expenditures. As noted above, goodwill is not deducted for book purposes. Consequently, as NCI deducts the goodwill for tax purposes, NCI is increasing its deferred tax liabilities. For 2008, our tax deduction will be approximately $5 million which will reduce our cash expenditures for income taxes by approximately $2 million.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141(R)), which replaces SFAS No. 141, *Business Combinations* (SFAS No. 141). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008. Early adoption is not permitted. SFAS No. 141(R) will not impact any historical balances or acquisitions completed prior to December 31, 2008. However for acquisitions occurring after January 1, 2009, the company will be required to expense all acquisition related costs in the period in which they occur, which historically have been included in goodwill.

During September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS No. 157 is effective for the Company beginning January 1, 2008. The Company does not expect SFAS No. 157 will have a material impact on the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk relates to changes in interest rates for borrowings under our credit facility. Our current outstanding borrowings relate primarily to our acquisition of Karta during June 2007. For the six months ended December 31, 2007, a 1% change in interest rates would have changed on our interest expense and cash flow by approximately $0.5 million.

Additionally, we are subject to credit risks associated with our cash, cash equivalents and accounts receivable. We believe that the concentration of credit risks with respect to cash equivalents and investments are limited due to the high credit quality of these investments. Our investment policy that requires we invest excess cash in high quality investments which preserve principal, provide liquidity, and minimize investment risk. We also believe that our credit risk associated with accounts receivable is limited as they are primarily with the federal government or prime contractors working for the federal government.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of NCI, Inc. are submitted in this report beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has had no disagreements with its auditors on accounting principles, practices or financial statement disclosure during and through the date of the financial statements included in this Report.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Securities Exchange Act of 1934, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management or the Company's Board of Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

Limitations on the Effectiveness of Controls

Management, including the Company's Chief Executive Officer and Chief Financial Officer, do not expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will prevent all errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Assessments

The assessment by the Company's Chief Executive Officer and the Company's Chief Financial Officer of the Company's disclosure controls and procedures and the assessment by our management of our internal control over financial reporting included a review of procedures and discussions with other employees in the Company's organization. In the course of the assessments, management sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. Management used the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our internal control over financial reporting. The assessments of the Company's disclosure controls and procedures is done on a periodic basis so that the conclusions can be reported each quarter on the Company's Quarterly Reports on Form 10-Q, including the Company's Annual Report on Form 10-K with respect to the fourth quarter. Our internal control over financial reporting is also assessed on an ongoing basis by management and other personnel in the Company's accounting department. We consider the results of these various assessment activities as we monitor our disclosure controls and procedures and internal control over financial reporting and when deciding to make modifications as necessary. Management's intent in this regard is that the disclosure controls and procedures and the internal control over financial reporting will be maintained and updated (including improvements and corrections) as conditions warrant.

Evaluation of the Effectiveness of Disclosure Controls and Procedures

Based upon the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management used the criteria issued by COSO in *Internal Control—Integrated Framework* to assess the effectiveness of our internal control over financial reporting. Based upon the assessments, our management has concluded that as of December 31, 2007 our internal control over financial reporting was effective. Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included elsewhere in this Form 10-K.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Karta which was acquired June 27, 2007 (see Note 9 to the consolidated financial statements). The financial results of Karta, which are included in the 2007 consolidated financial statements of NCI, Inc., constituted $19 million and $13 million of total and net assets, respectively, as of December 31, 2007, and $29.4 million and $1.7 million of revenue and net income, respectively, for the year then ended. Our independent registered public accounting firm's attestation report regarding our internal control over financial reporting also did not include an evaluation of the internal control over financial reporting of Karta.

Changes in Internal Control Over Financial Reporting

The Company made no change to its internal control over financial reporting during the three months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

The information concerning our directors and executive officers required by Item 401 of Regulation S-K is included under the captions "Election of Directors" and "Executive Compensation," respectively, in our definitive Proxy Statement to be filed with the SEC in connection with our 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement"), and that information is incorporated by reference in this Form 10-K.

The information required by Item 405 of Regulation S-K concerning compliance with Section 16(a) of the Exchange Act is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2008 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

The information required by Item 406 of Regulation S-K concerning the Company's Code of Ethics is included under the caption "Election of Directors" in our 2008 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

The information required by Item 407(c)(3) of Regulation S-K concerning the procedures by which Company stockholders may recommend nominees to the Company's Board of Directors is included under the caption "Election of Directors" in our 2008 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

The information required by Item 407(d)(4) of Regulation S-K concerning the Audit Committee is included under the caption "Report of the Audit Committee of the Board of Directors" in our 2008 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

The information required by Item 407(d)(5) of Regulation S-K concerning the designation of an audit committee financial expert is included under the caption "Report of the Audit Committee of the Board of Directors" in our 2008 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is included in the text and tables under the caption "Executive Compensation" in our 2008 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is included under the captions "Beneficial Ownership" and "Equity Compensation Plan Information" in our 2008 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is included under the captions "Election of Directors" and "Certain Relationships and Related Transactions" in our 2008 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is included under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in our 2008 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this annual report on Form 10-K:

(1) All financial statements

(2) Financial statement Schedule II, Valuation and Qualifying Accounts

(3) Exhibits required by Item 601 of Regulation S-K:

Number	Description
2.1	Stock Purchase Agreement among the Company, Karta Technologies, Inc., stockholders of Karta Technologies, Inc., Gurvinder Pal Singh, as representative of the stockholders, and Parvider Kaur, as special indemnitor, dated as of June 27, 2007 (incorporated herein by reference from Exhibit 2.1 to registrant's Current Form 8-K (File No. 000-51579), as filed with the Commission on June 27, 2007).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference from Exhibit 3.1 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on October 4, 2005, as amended).
3.2	Bylaws of the Registrant (incorporated herein by reference from Exhibit 3.2 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on July 29, 2005).
4.1	Specimen Class A Common Stock Certificate (incorporated herein by reference from Exhibit 4.1 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on October 20, 2005, as amended).
4.2*	NCI, Inc. 2005 Performance Incentive Plan (incorporated herein by reference from Exhibit 4.2 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on July 29, 2005).
4.3*	Form of 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated herein by reference from Exhibit 4.4 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on October 20, 2005, as amended).
4.4*	2005 Incentive Compensation Plan (incorporated herein by reference from Exhibit 4.6 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on October 4, 2005, as amended).
10.1*	401(k) Profit Sharing Plan (incorporated herein by reference from Exhibit 10.4 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on July 29, 2005).
10.2	Loan and Security Agreement, dated March 14, 2006, by and among NCI, Inc., as the Parent Borrower, each of the Subsidiary Borrowers identified on the signature pages thereto, the several banks and financial institutions from time to time parties to the agreement, and SunTrust Bank as the Administrative Agent. (incorporated by reference from Exhibit 10.1 to registrant's Current Report on Form 8-K dated March 14, 2006 and filed with the Commission on March 17, 2006).
10.3	First Amendment to Loan and Security Agreement, dated August 1, 2006, by and among, NCI, Inc., as the Parent Borrower, each of the Subsidiary Borrowers identified on the signature pages thereto, the several banks and financial institutions from time to time parties to the agreement, and SunTrust Bank as the Administrative Agent (incorporated herein by reference from Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2006 (File No. 000-51579), as filed with the Commission on November 7, 2006)

Number	Description
10.4	Second Amendment to Loan and Security Agreement, dated June 27, 2007, by and among, NCI, Inc., as the Parent Borrower, each of the Subsidiary Borrowers identified on the signature pages thereto, the several banks and financial institutions from time to time parties to the agreement, and SunTrust Bank as the Administrative Agent (incorporated herein by reference from Exhibit 10.1 to registrant's Current Report on Form 8-K (File No. 000-51579), as filed with the Commission on June 27, 2007).
21.1‡	Subsidiaries of Registrant
23.1‡	Consent of Ernst & Young LLP.
23.2‡	Consent of Padgett, Stratemann & Co., L.L.P.
31.1‡	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2‡	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1‡	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2‡	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

‡ Included with this filing.

* Management Contract or Compensatory Plan or Arrangement.

(b) *Exhibits.* The exhibits required by this Item are listed under Item 15(a)(3).

(c) *Financial Statement Schedule.* The financial statement schedule required by this Item is listed under 15(a)(2). All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCI, Inc.
Registrant

Date: March 7, 2008	By: /s/ CHARLES K. NARANG **Charles K. Narang** **Chairman of the Board and** **Chief Executive Officer** **(Principal Executive Officer)**
Date: March 7, 2008	By: /s/ JUDITH L. BJORNAAS **Judith L. Bjornaas** **Senior Vice President** **Chief Financial Officer** **(Principal Financial and Accounting Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated. Each person whose signature appears below hereby constitutes and appoints each of Charles K. Narang and Judith L. Bjornaas as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign, any or all amendments to this report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ TERRY W. GLASGOW **Terry W. Glasgow**	President and Chief Operating Officer Director	March 7, 2008
/s/ JAMES P. ALLEN **James P. Allen**	Director	March 7, 2008
/s/ JOHN E. LAWLER **John E. Lawler**	Director	March 7, 2008
/s/ PAUL V. LOMBARDI **Paul V. Lombardi**	Director	March 7, 2008
/s/ J. PATRICK MCMAHON **J. Patrick McMahon**	Director	March 7, 2008
/s/ GURVINDER P. SINGH **Gurvinder P. Singh**	Director	March 7, 2008
/s/ STEPHEN L. WAECHTER **Stephen L. Waechter**	Director	March 7, 2008
/s/ DANIEL R. YOUNG **Daniel R. Young**	Director	March 7, 2008

INDEX TO FINANCIAL STATEMENTS

NCI, INC.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of NCI, Inc.

We have audited NCI, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NCI, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Karta Technologies, Inc. which is included in the 2007 consolidated financial statements of NCI, Inc. and constituted $19 million and $13 million of total and net assets, respectively, as of December 31, 2007, and $29.4 million and $1.7 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of NCI, Inc. also did not include an evaluation of the internal control over financial reporting of Karta Technologies, Inc.

In our opinion, NCI, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NCI, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
February 27, 2008

Report of Independent Registered Public Accounting Firm on the Audited Financial Statements

The Board of Directors and Stockholders
of NCI, Inc.

We have audited the accompanying consolidated balance sheets of NCI, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) NCI, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our reported dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
February 27, 2008

NCI, Inc.

Consolidated Balance Sheets
(in thousands, except share amounts)

	As of December 31,	
	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 109	$ 13,930
Accounts receivable, net	88,493	65,841
Deferred tax assets	1,890	1,678
Prepaid expenses and other current assets	1,244	1,280
Total current assets	91,736	82,729
Property and equipment, net	5,120	4,925
Other assets	930	785
Deferred tax assets, net	20	552
Intangible assets, net	5,448	381
Goodwill	75,492	17,427
Total assets	$178,746	$106,799
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 30,803	$ 22,712
Accrued salaries and benefits	12,572	9,036
Other accrued expenses/liabilities	6,641	3,402
Deferred revenue	2,215	1,259
Current portion of long-term debt	942	—
Total current liabilities	53,173	36,409
Long-term debt	42,000	—
Other liabilities	217	168
Deferred rent	3,115	3,636
Total liabilities	98,505	40,213
Stockholders' equity:		
Class A common stock, $0.019 par value—37,500,000 shares authorized; 8,153,416 shares issued and outstanding as of December 31, 2007 and 7,027,760 shares issued and outstanding as of December 31, 2006	155	134
Class B common stock, $0.019 par value—12,500,000 shares authorized; 5,200,000 shares issued and outstanding as of December 31, 2007 and 6,300,000 shares issued and outstanding as of December 31, 2006	99	120
Additional paid-in capital	58,157	57,073
Retained earnings	21,830	9,259
Total stockholders' equity	80,241	66,586
Total liabilities and stockholders' equity	$178,746	$106,799

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year ended December 31,		
	2007	2006	2005
Revenue	$304,420	$218,340	$191,319
Operating costs and expenses:			
Cost of revenue (exclusive of depreciation and amortization, shown separately below)	263,679	188,878	162,990
General and administrative expense	15,396	12,852	14,411
Depreciation and amortization	1,652	1,629	1,636
Amortization of intangible assets	1,360	957	1,053
Total operating costs and expenses	282,087	204,316	180,090
Operating income	22,333	14,024	11,229
Interest income	544	817	125
Interest expense	(1,886)	(89)	(1,464)
Income before taxes	20,991	14,752	9,890
Income tax expense (benefit)	8,420	5,493	(2,425)
Net income	$ 12,571	$ 9,259	$ 12,315
Earnings per common and common equivalent share:			
Basic:			
Weighted average shares outstanding	13,335	13,328	8,070
Net income per share	$ 0.94	$ 0.69	$ 1.53
Diluted:			
Weighted average shares and equivalent shares outstanding	13,539	13,483	8,730
Net income per share	$ 0.93	$ 0.69	$ 1.41
Unaudited pro forma information (See Note 12):			
Income before taxes			$ 9,890
Pro forma provision for income taxes			3,845
Pro forma net income			$ 6,045
Unaudited pro forma earnings per common and common equivalent share:			
Basic:			
Weighted average shares outstanding			8,070
Pro forma net income per share			$ 0.75
Diluted:			
Weighted average shares and equivalent shares outstanding			8,473
Pro forma net income per share			$ 0.71

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

	Class A common stock		Class B common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2004	479	$ 9	6,300	$120	$ 2,815	$ 13,099	$ 16,043
Net income	—	—	—	—	—	12,315	12,315
Distributions to stockholders	—	—	—	—	(1,430)	(25,414)	(26,844)
Offering proceeds, net of offering costs	5,573	106	—	—	51,482	—	51,588
Exercise of stock options	976	19	—	—	75	—	94
Tax benefit of stock option exercises	—	—	—	—	2,407	—	2,407
Amortization of deferred compensation	—	—	—	—	1,568	—	1,568
Balance at December 31, 2005	7,028	$134	6,300	$120	$56,917	$ —	$ 57,171
Net income	—	—	—	—	—	9,259	9,259
Stock compensation expense	—	—	—	—	156	—	156
Balance at December 31, 2006	7,028	$134	6,300	$120	$57,073	$ 9,259	$ 66,586
Net income	—	—	—	—	—	12,571	12,571
Stock compensation expense	—	—	—	—	774	—	774
Exercise of stock options	25	—	—	—	221	—	221
Tax benefit of stock options exercises	—	—	—	—	89	—	89
Conversion of Class B stock to Class A stock (see note 10)	1,100	21	(1,100)	(21)	—	—	—
Balance at December 31, 2007	8,153	$155	5,200	$ 99	$58,157	$ 21,830	$ 80,241

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2007	2006	2005
Cash flows from operating activities			
Net income	$ 12,571	$ 9,259	$ 12,315
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,012	2,586	2,689
Decrease in cash surrender value of life insurance	—	—	334
Gain on sale and disposal of property and equipment	(4)	(3)	(2)
Non-cash stock compensation expense	774	156	1,568
Deferred income taxes	321	2,834	(2,657)
Changes in operating assets and liabilities:			
Accounts receivable, net	(5,776)	(19,230)	(8,152)
Prepaid expenses and other assets	306	(839)	(251)
Accounts payable	4,996	13,858	1,768
Accrued expenses/other current liabilities	2,289	(98)	1,572
Deferred rent	(485)	(431)	(282)
Net cash provided by operating activities	18,004	8,092	8,902
Cash flows from investing activities			
Purchase of property and equipment	(1,003)	(314)	(1,269)
Proceeds from sale of property and equipment	4	6	7
Cash paid for acquisitions, net of cash acquired	(73,856)	—	(1,919)
Net cash used in investing activities	(74,855)	(308)	(3,181)
Cash flows from financing activities			
Proceeds from issuance of common stock, net	—	—	51,588
Proceeds from exercise of stock options	221	—	94
Excess tax deduction from exercise of stock options	89	—	—
Borrowings (repayments) on line of credit, net	42,942	—	(12,440)
Repayments on term loan	—	—	(11,433)
Principal payments under capital lease obligations	(222)	(311)	(269)
Distributions to stockholders	—	(5,866)	(20,978)
Net cash provided by (used in) financing activities	43,030	(6,177)	6,562
Net change in cash and cash equivalents	(13,821)	1,607	12,283
Cash and cash equivalents, beginning of year	13,930	12,323	40
Cash and cash equivalents, end of year	$ 109	$ 13,930	$ 12,323
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Interest	$ 1,885	$ 89	$ 1,464
Income taxes	$ 8,069	$ 3,061	$ 291
Supplemental disclosure of noncash activities:			
Equipment acquired under capital leases	$ 216	$ 213	$ 119

See Notes to Consolidated Financial Statements.

NCI, Inc.

Notes to Consolidated Financial Statements
December 31, 2007

1. Business Overview

NCI, Inc. (the Company or NCI) was incorporated in Delaware during July 2005.

NCI is a provider of information technology (IT) and professional services and solutions to federal government agencies. Our offerings focus on designing, implementing, maintaining and upgrading secure IT systems and networks by leveraging our skills across seven core service offerings: network engineering; information assurance; systems engineering and integration; enterprise systems management, engineering and logistics, medical transformation/health IT, and distance learning and training. The Company provides these services to defense, intelligence and federal civilian agencies. Substantially all of the Company's revenue was derived from contracts with the federal government, directly as a prime contractor or as a subcontractor. The Company conducts business throughout the United States.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation.

Segment Information

SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information* (SFAS No. 131), establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Management has concluded that the Company operates in one segment based upon the information used by Management in evaluating the performance of its business and allocating resources and capital.

Revenue Recognition

Substantially all of the Company's revenue is derived from services and solutions provided to the federal government, primarily by Company employees and, to a lesser extent, subcontractors. In some cases, revenue includes third-party hardware and software purchased on behalf of clients. The level of hardware and software purchases made for clients may vary from period to period depending on specific contract and client requirements. The Company generates its revenue from three different types of contractual arrangements: time-and-materials contracts; cost-plus contracts; and fixed-price contracts.

Revenue for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and other direct expenses used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue on cost-plus contracts is recognized based on the allowable costs incurred during the period, plus any recognizable earned fee. The Company does not recognize award fee income until the fees are fixed and determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profit as a percentage of revenue on award fee contracts will fluctuate period to period.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. Revenues on fixed-price service contracts are recorded as work is performed in accordance with Staff Accounting Bulletin (SAB) No. 104 (SAB 104). SAB 104 generally requires revenue to be deferred until all of the following have occurred: (1) there is a contract in place, (2) delivery has occurred, (3) the price is fixed or determinable, and (4) collectibility is reasonably assured. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Revenue for fixed price contracts in which the Company is paid a specific amount to provide services for a stated period of time is recognized ratably over the service period. Revenue on certain fixed-price completion contracts that are within the scope of Statement of Position 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts* (SOP 81-1) is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs, since these contracts require design, engineering, and manufacturing performed to the customer's specifications. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Contract accounting requires judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company's contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Contract costs include material, labor and subcontracting costs, as well as an allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. For contract change orders, claims or similar items, the Company applies judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Anticipated losses on contracts accounted for under SOP 81-1 are recognized in the period they are deemed probable and can be reasonably estimated. Anticipated losses on other contracts are recognized as the services and materials are provided.

Our contracts may include the delivery of a combination of one or more of the Company's service offerings. In these situations, we apply the separation criteria in Emerging Issues Task Force (EITF) Issue 00-21, *Revenue Arrangements with Multiple Deliverables*, to determine whether our arrangements with multiple elements should be treated as separate units of accounting with revenue allocated to each element of the arrangement based on the relative fair value of each element.

Major Clients

The Company earned almost all its revenue from the federal government for each of the years ended December 31, 2007, 2006, and 2005. Revenue by client sector for each of the three years ended December 31 was as follows:

	Year ended December 31,					
	2007		2006*		2005*	
	(dollars in thousands)					
Department of Defense (DoD) and intelligence agencies	$247,949	81.5%	$179,127	82.0%	$143,031	74.8%
Federal civilian agencies	54,858	18.0	39,001	17.9	47,369	24.7
Commercial and state & local entities	1,613	0.5	212	0.1	919	0.5
	$304,420	100.0%	$218,340	100.0%	$191,319	100.0%

* Percentages do not reflect the disclosure in prior filings as a result of the reclassification during the second quarter of 2006 of a contract awarded during third quarter 2005 that was initially classified as a federal civilian agency contract, as a DoD and intelligence agency contract.

Cash and Cash Equivalents

The Company considers cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at their face amount less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts at an amount that it estimates to be sufficient to cover the risk of collecting less than full payment on receivables. On a quarterly basis the Company reevaluates its receivables, especially receivables that are past due, and reassesses the allowance for doubtful accounts based on specific client collection issues.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range from two to seven years for property and equipment, over the shorter of the lease term or the useful lives of the leasehold improvements and over 30 years for real property. The following table details the net property and equipment at the end of each period:

	As of December 31,	
	2007	2006
	(in thousands)	
Property and equipment		
Furniture and equipment	$12,276	$10,526
Leasehold improvements	4,684	4,628
Real property	549	549
	17,509	15,703
Less: Accumulated depreciation and amortization	12,389	10,778
Net property and equipment	$ 5,120	$ 4,925

Depreciation expense for the years ending December 31, 2007, 2006, and 2005 was $1.6 million, $1.6 million, and $1.6 million, respectively.

Long-Lived Assets (Excluding Goodwill)

In accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*, a review of long-lived assets for impairment is performed when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, the Company compares the estimated undiscounted future cash flows to be generated by the asset to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, the Company records an impairment loss equal to the excess of the asset's carrying amount over its fair value. Any write-downs are treated as permanent reductions in the carrying amount of the assets. The Company believes there were no indications of impairment of such assets during 2007 or 2006.

Intangible Assets

Intangible assets consisted of the following:

	As of December 31,	
	2007	2006
	(in thousands)	
Contract and client relationships	$8,099	$2,260
Less: Accumulated amortization	3,116	1,879
	4,983	381
Non-compete agreements	1,871	1,400
Less: Accumulated amortization	1,465	1,400
	406	—
Software acquired	118	—
Less: Accumulated amortization	59	—
	59	—
Total	$5,448	$ 381

Contract and client relationships are being amortized over the expected backlog life based on projected cash flows, which are proportionate to acquired backlog. Non-compete agreements are being amortized over their contractual life which is between 3 to 5 years. Software acquired is being amortized over 18 months based on its estimated useful life. Amortization expense for the years ended December 31, 2007, 2006, and 2005 was approximately $1.4 million, $1.0 million, and $1.1 million, respectively. Future amortization expense related to intangible assets is expected to be as follows:

For the year ending December 31,	(in thousands)
2008	$1,244
2009	1,133
2010	960
2011	685
2012	453
Thereafter	973

Goodwill

Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), requires that goodwill no longer be amortized against earnings, but instead reviewed periodically for impairment. Annually, on October 1, the Company performs a fair value analysis of its reporting unit(s) using valuation techniques prescribed in SFAS No. 142. The Company has one reporting unit. Based on the analysis performed, the Company determined that no impairment existed as of October 1, 2007 or 2006. Goodwill increased by $58.1 million and $0 for the years ended December 31, 2007 and 2006, respectively, related to our acquisitions (see Note 9).

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141(R)), which replaces SFAS No. 141, *Business Combinations* (SFAS No. 141). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008. Early adoption is not permitted.

During September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS No. 157 is effective for the Company beginning January 1, 2008. The Company does not expect SFAS No. 157 will have a material impact on the Company's consolidated financial statements.

Earnings Per Share

SFAS No. 128, *Earnings Per Share*, requires presentation of basic and diluted earnings per share. Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding for the period. The computation of earnings per share presented is for both Class A and Class B common stock.

Diluted earnings per share reflect potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share include the incremental effect of stock options calculated using the treasury stock method.

The following details the historical and pro forma computation of basic and diluted earnings per common share (Class A and Class B) for the years ended December 31, 2007, 2006, and 2005.

	Year ended December 31,		
	2007	2006	2005
	(in thousands, except per share data)		
Historical Net Income	$12,571	$ 9,259	$12,315
Weighted average number of basic shares outstanding during the period	13,335	13,328	8,070
Dilutive effect of stock options after application of treasury stock method	204	155	660
Weighted average number of diluted shares outstanding during the period	13,539	13,483	8,730
Basic earnings per share	$ 0.94	$ 0.69	$ 1.53
Diluted earnings per share	$ 0.93	$ 0.69	$ 1.41
Pro forma net income			$ 6,045
Weighted average number of basic shares outstanding during the period			8,070
Dilutive effect of stock options after application of treasury stock method			403
Weighted average number of diluted shares outstanding during the period			8,473
Pro forma basic earnings per share			$ 0.75
Pro forma diluted earnings per share			$ 0.71

3. *Accounts Receivable*

Accounts receivable consist of billed and unbilled amounts at December 31, 2007 and 2006 as follows:

	As of December 31,	
	2007	2006
	(in thousands)	
Billed receivables	$53,764	$37,394
Unbilled receivables:		
Billable receivables at end of period	30,413	26,510
Other	4,901	2,727
Total unbilled receivables	35,314	29,237
Total accounts receivable	89,078	66,631
Less: allowance for doubtful accounts	585	790
Total accounts receivable, net	$88,493	$65,841

Unbilled receivables primarily consist of fees withheld by the customers in accordance with the contract terms and conditions that will be billed upon contract completion and approval of indirect rates. These amounts are expected to be realized within the next 12 months.

4. Other Accrued Expenses/Liabilities

Other accrued expenses and liabilities consist of the following:

	As of December 31,	
	2007	2006
	(in thousands)	
Accrued health claims	$2,001	$1,675
Current portion of capital lease obligation	159	214
Deferred rent, current	544	494
Other accrued expenses	3,937	1,019
Total other accrued expenses/liabilities	$6,641	$3,402

5. Leases

The Company leases office space, equipment, and automobiles under operating leases that expire on various dates through December 31, 2013. Several of the leases contain escalation clauses ranging from 2.5% to 5.0% per year, which are reflected in the amounts below. The Company is also responsible for certain operating expenses.

The Company has entered into certain capital lease obligations with various expiration dates through December 2010. During October 2003, the Company entered into a lease line of credit to finance various PC and networking equipment. The applicable interest rates on the capital leases range from 2.5% to 12.3%.

The following amounts have been capitalized and are included in property and equipment:

	As of December 31,	
	2007	2006
	(in thousands)	
Telephone equipment	$ 477	$ 477
PC and networking equipment	953	737
Office furniture and other equipment	45	45
	1,475	1,259
Less: Accumulated amortization	1,062	878
	$ 413	$ 381

The annual amortization cost is included as depreciation and amortization expense in the Consolidated Statements of Operations.

Minimum lease payments under the non-cancelable operating leases and the capital leases are as follows:

	Capital leases	Operating leases
	(in thousands)	
For the year ending December 31,		
2008	$179	$ 6,644
2009	135	5,270
2010	84	4,502
2011	24	4,537
2012	—	3,770
Thereafter	—	1,444
Total minimum lease payments	422	$26,167
Amounts representing interest	46	
Present value of net minimum lease payments	$376	

The Company incurred rent expense, after the impact of the amortization of deferred rent expense, under operating leases of $4.8 million, $3.5 million, and $3.1 million for the years ended December 31, 2007, 2006, and 2005, respectively.

6. Profit Sharing

The Company has a 401(k) profit sharing plan that covers substantially all of NCI employees meeting certain criteria. The plan is a "defined contribution plan" whereby participants have the option of contributing to the plan. The plan provides for the Company to match 50% of the participant's contribution not to exceed 2.5% of the participant's total compensation. Participants are 100% vested in their employee contributions immediately. The participants become fully vested in the employer contributions over four years of service.

Karta Technologies, Inc. (Karta) was acquired during June 2007 (see Note 9). Karta has a 401(k) profit sharing plan that covers substantially all of Karta employees meeting certain criteria. NCI plans to merge the Karta plan with the NCI plan within the time period allowed by the U.S. Department of Labor. The plan is a "defined contribution plan" whereby participants have the option of contributing to the plan. The plan provides for Karta to match 50% of the participant's contribution not to exceed 6% of the participant's total compensation. Participants are 100% vested in their employee contributions immediately. The participants become fully vested in the employer contributions over four years of service.

NCI's and Karta's contributions to both plans for the years ended December 31, 2007, 2006, and 2005 were approximately $1.9 million, $1.4 million, and $1.6 million, respectively.

The Company is also required to contribute to a union pension plan under a Collective Bargaining Agreement with the International Association of Machinists and Aerospace Workers for eligible employees on one of its contracts. The current agreement expires December 31, 2010. For years ended December 31, 2007, 2006, and 2005, the contribution amounts were approximately $26,000, $20,000, and $12,000 respectively.

7. Credit Facility

On June 27, 2007, in connection with the Karta acquisition (see note 9), the available borrowings under the Company's credit facility was increased from $60 million to $90 million. The borrowing capacity under the credit facility consists of a revolving line of credit with a principal amount of up to $90 million, which includes a swingline facility with an original principal amount of up to $5 million. The outstanding balance of the facility accrues interest based on LIBOR plus an applicable margin, ranging from 100 to 175 basis points, based on a ratio of funded debt to earnings. The credit facility expires on March 14, 2011.

The outstanding borrowings are collateralized by a security interest in substantially all of the Company's assets. The lenders also require a direct assignment of all contracts at the lenders' discretion.

The credit facility contains various restrictive covenants that, among other things, restrict the Company's ability to: incur or guarantee additional debt; make certain distributions, investments and other restricted payments, including cash dividends on the Company's outstanding common stock; enter into transactions with certain affiliates; create or permit certain liens; and consolidate, merge or sell assets. In addition, the credit facility contains certain financial covenants that require the Company to: maintain a minimum tangible net worth; maintain a minimum fixed charge coverage ratio and a ratio of funded debt to earnings; and limit capital expenditures below certain thresholds.

In conjunction with the Karta acquisition, the Company borrowed $55 million under the credit facility. As of December 31, 2007, the outstanding balance was $43 million and interest accrued at a rate of LIBOR plus 100 basis points, or 6.225%. Also, as of December 31, 2007, NCI was in compliance with all its loan covenants.

8. Related Party Transactions

The Company receives support services on an as-needed basis under a subcontract with Net Commerce Corporation, a government contractor wholly-owned by Rajiv Narang, the son of Charles K. Narang, the Chairman and Chief Executive Officer of the Company. The Company purchased services from Net Commerce Corporation of approximately $88,000, $281,000, and $1.1 million for the years ended December 31, 2007, 2006, and 2005, respectively. As of December 31, 2007 and 2006, there was approximately $42,000 and $0 in accounts payable, respectively related to this contract.

The Company rents office space from Gur Parsaad Properties, Ltd. which is controlled by Mr. Gurvinder Pal Singh, a previous stockholder of Karta (see note 9) and who is now a member of the NCI Board of Directors. The lease is for approximately 34,000 square feet at $14.00 per square foot with annual escalation and shared common area operating expenses. The lease expires on June 30, 2012. The lease was negotiated and signed as of June 27, 2007 in conjunction with the purchase of Karta. For the year ended December 31, 2007, NCI made $0.4 million in lease payments under the office lease.

The Company has used private aircraft to accommodate the travel needs of our executives for Company business. These aircraft are owned directly or indirectly by Michael W. Solley, formerly the President and a director of the Company. The Company has paid approximately $80,000 for the year ended December 31, 2005, to Mr. Solley or his affiliates as reimbursement for fees and expenses associated with the business use of these aircraft. There were no amounts paid for the years ended December 31, 2007 and 2006. Mr. Solley resigned from all positions with the Company effective January 31, 2007.

All transactions with related parties have been conducted based on then current market conditions.

9. Acquisitions

Karta Technologies, Inc.

On June 27, 2007, the Company completed the acquisition of Karta Technologies, Inc. (Karta). Karta generated revenue for calendar year 2006 of approximately $51 million (unaudited). Karta has approximately 400 employees located throughout the United States. NCI paid approximately $67.8 million for Karta. The purchase price includes $65.0 million for Karta, $0.2 million for a non-compete agreement, $1.3 million as a working capital adjustment, and $1.3 million in transactions costs. The acquisition of Karta meets many of NCI's strategic acquisition objectives, including: opening new and important DoD market areas; expanding NCI's service offerings to include engineering and logistics, medical transformation/health IT, and distance learning and training as well as expanding NCI's DoD and civilian agency customer base; providing additional valuable GWAC/MAC/IDIQ contract vehicles to NCI's existing portfolio of contracts; and adding management, professional and business development staff to NCI's team.

The Karta assets and liabilities were recorded at fair value under the purchase method of accounting. As the cost of the acquisition exceeded the fair value of the assets acquired, goodwill was recorded in the amount of $52.9 million. Recognition of goodwill is largely attributed to the highly skilled employees of Karta and the value paid for companies in this industry. The identifiable intangible assets include a non-compete agreement, acquired backlog and customer relationships, and acquired software. The fair values on the identifiable intangible assets were determined by reviewing historical financial statements, financial projections, and estimated useful lives.

The following table represents the final purchase price allocation of Karta's assets and liabilities at fair value:

	June 27, 2007 (in thousands)
Cash	$ 1,415
Accounts receivable	15,542
Other current assets	149
Property and equipment	620
Others assets	54
Intangible assets	4,696
Goodwill	52,945
Liabilities	(7,662)
Net assets acquired	$67,759

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of NCI and Karta, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisition and borrowings under our credit facility (see Note 7) had taken place at the beginning of each of the periods presented. The pro forma financial information for 2007 exclude closing bonuses, stock option termination payments and other transaction related expenses of $5.3 million recorded by Karta in their historical statements of operations related to our Stock Purchase Agreement dated June 27, 2007. The pro forma financial information for all periods presented also includes the business combination accounting effect on historical NCI for amortization charges from acquired intangible assets, interest expense at our current level of debt, and the related tax effects.

All amounts are in thousands except per share amounts

	2007	2006
Revenue	$331,619	$269,130
Income from continuing operations	19,882	13,026
Net income	$ 11,900	$ 8,208
Diluted Earnings per share	$ 0.88	$ 0.61

Operational Technologies Services, Inc.

Effective January 31, 2007, the Company completed the acquisition of Operational Technologies Services, Inc. (OTS). OTS generated revenue for calendar year 2006 of approximately $10 million (unaudited), all derived from contracts with the Federal Aviation Administration. OTS has approximately 70 employees located primarily within the Greater Washington, DC area. NCI paid approximately $7.9 million in cash including approximately $0.2 million in earnout payments, and $0.4 million of transaction costs. The acquisition of OTS fits NCI's strategy of pursuing companies that add new customers, specifically the Federal Aviation Administration, and capabilities to NCI and its customers and is directly supportive of our long term growth objectives for the Federal Civilian market sector.

The OTS assets and liabilities including identifiable intangible assets were recorded at fair value under the purchase method of accounting. As the cost of the acquisition exceeded the fair value of the assets acquired, goodwill was recorded in the amount of $5.1 million. Recognition of goodwill is largely attributed to the highly skilled employees of OTS and the value paid for companies in this industry. The identifiable intangible assets include a non-compete agreement and acquired backlog and customer relationships. The fair values on the identifiable intangible assets were determined by reviewing historical financial statements, financial projections, and estimated useful lives.

The following table represents the purchase price allocation of OTS' assets and liabilities at fair value:

	January 31, 2007 (in thousands)
Cash	$ 412
Accounts receivable	1,344
Other current assets	151
Property and equipment	8
Others assets	47
Intangible assets	1,732
Goodwill	5,120
Liabilities	(919)
Net assets acquired	$7,895

In addition, the definitive agreement for the acquisition of OTS provided for certain contingent consideration. Under the agreement, NCI agreed to pay up to an additional $2.5 million over the 18 months following closing based on achievement of certain milestones. During the third quarter of 2007, NCI paid approximately $180,000 for earnout payments to the prior stockholders of OTS. Pursuant to the provisions of SFAS No. 141, the Company believes the payment of any contingent consideration will be treated as additional cost of the acquisition and added to goodwill as the contingencies are resolved.

10. Stockholders' Equity and Related Items

Common Stock

Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any "going private transaction," as to which each share of Class A common stock and Class B common stock are both entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of the Company's common stock do not have cumulative voting rights in the election of directors.

Holders of common stock are entitled to receive, when and if declared by the board of directors from time-to-time, such dividends and other distributions in cash, stock or property from the Company's assets or funds legally available for such purposes. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock.

Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the Class B stockholder, and in certain other circumstances. During 2007, the Class B common stock holder transferred ownership of 1,100,000 shares of Class B common stock to the control of an unrelated party for estate planning purposes. This transfer resulted in the conversion of the Class B common stock to Class A common stock.

2005 Performance Incentive Plan

The Board of Directors of the Company has adopted the 2005 Performance Incentive Plan (the Plan) which has been approved by the Company's stockholders, and under which 3,157,895 shares of Class A common stock were reserved for issuance under the Plan. The Plan provides for the grant of incentive stock options and non-qualified stock options, and the grant or sale of restricted shares of common stock to the Company's directors, employees and consultants. The Compensation Committee of the Company administers the Plan.

	As of December 31, 2007
	(in thousands)
Shares reserved under the Plan	3,158
Options exercised	1,002
Options outstanding	834
Shares available for future grants	1,322

Stock Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment* (SFAS No. 123(R)) using the prospective method. Under this method, compensation costs for all awards granted after the date of adoption and modifications of any previously granted awards outstanding at the date of adoption are measured at estimated fair value and included in operating expenses over the vesting period during which an employee provides service in exchange for the award. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock compensation in accordance with APB No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), using the intrinsic-value method. The Company issued non-qualified stock options to employees at various times during 2003 and 2004 with vesting periods ranging from zero to seven years and any related expense for the amount by which the fair value at the date of grant exceeds the exercise price is being amortized over the applicable vesting periods. Under the prospective method, we will continue to apply APB No. 25 in future periods to awards outstanding at the date of adoption. The Company uses the Black-Scholes-Merton option pricing model and straight-line amortization of compensation expense over the requisite service period of the grant.

Under the prospective method, results for the year ended December 31, 2005 were not restated to include stock compensation expense. The table below presents the pro forma effects of recognizing the estimated fair value of stock compensation for the year ended December 31, 2005.

	2005
	(in thousands, except per share data)
Net income as reported	$12,315
Add: Stock-based employee compensation expense as reported under APB No. 25 for all awards, net of related tax effects	1,568
Deduct: Stock-based compensation expense determined under SFAS No. 123 for all awards, net of related tax effects	(1,621)
Pro forma net income	$12,262
Weighted average number of basic shares outstanding during the period	8,070
Weighted average number of diluted shares outstanding during the period	8,730
Pro forma basic earnings per share	$ 1.52
Pro forma diluted earnings per share	$ 1.40

Assumptions Used in Fair Value determination

The following weighted-average assumptions were used for option grants made during the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
Expected Volatility	39%	36%	0%
Expected Term (in years)	5.5	6.1	7.5
Risk-free Interest Rate	4.60%	4.80%	4.00%
Dividend Yield	0%	0%	0%

- *Expected Volatility.* The expected volatility of the Company's shares was estimated based upon the historical volatility of the Company's share price.

- *Expected Term.* Because the Company does not have significant historical data on employee exercise behavior, we are using the "*Simplified Method*" as defined under Staff Accounting Bulletin No. 110 to calculate the expected term. The simplified method is calculated by averaging the vesting period and term of the option. Beginning during 2006, we have generally issued options with a 7 year term where previously we generally issued options with a 10 year term.
- *Risk-free Interest Rate.* The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method on the implied yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants.
- *Dividend Yield.* The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the future.

Stock Options Activity

The following table summarizes stock option activity for the period January 1, 2005 through December 31, 2007:

	Options (in thousands)	Weighted Average Exercise Price per Share
Outstanding at January 1, 2005	1,696	$ 3.26
Granted	89	10.06
Forfeited/cancelled	(169)	7.65
Exercised	(976)	0.10
Outstanding at December 31, 2005	640	$ 7.88
Granted	64	13.15
Forfeited/cancelled	(60)	8.46
Outstanding at December 31, 2006	644	$ 8.35
Granted	345	15.79
Forfeited/cancelled	(129)	11.26
Exercised	(26)	8.43
Outstanding at December 31, 2007	834	$10.96

The following table summarizes stock option vesting and unvested options for the period January 1, 2005 through December 31, 2007:

	Options (in thousands)	Weighted Average Fair Value	Aggregate Intrinsic Value on Grant Date (in thousands)
Unvested January 1, 2005	1,081	$2.88	$ 4,199
Granted	89	1.60	—
Vested	(387)	3.39	(2,584)
Forfeited	(169)	3.18	(370)
Unvested December 31, 2005	614	$3.16	$ 1,245
Vested December 31, 2005	26	$2.70	$ 56
Granted	64	5.75	—
Vested	(51)	0.33	(7)
Forfeited	(60)	3.68	(114)
Unvested December 31, 2006	567	$3.49	$ 1,124
Vested December 31, 2006	77	$9.10	$ 63
Granted	345	6.76	—
Vested	(378)	3.99	(1,008)
Forfeited	(129)	4.51	(116)
Unvested December 31, 2007	405	$5.45	$ —
Vested December 31, 2007	429	$3.62	$ 1,042

The following table summarizes stock options outstanding at December 31, 2007:

Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable
	(in thousands)		(in years)	(in thousands)
$ 1.00 – $ 2.00	5	$ 1.90	5.8	5
$ 6.00 – $ 7.00	310	6.65	5.2	310
$10.00 – $12.00	191	10.14	6.9	108
$13.00 – $18.00	328	15.60	6.5	6

Stock options granted during 2003 and 2004 will fully vest over a period of zero to seven years from the date of grant in accordance with the individual stock option agreement. For these options, the achievement of specified performance criteria or a change in control as defined by the option agreements may accelerate the vesting period on certain option agreements. The performance criteria were achieved during the fourth quarter of 2007 and added approximately $305,000 to stock compensation during this period. Stock options granted since 2005 will fully vest over a period of three to five years from the date of grant in accordance with the individual stock option agreement.

Stock Compensation

The following table summarizes stock compensation for the three years ending December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)		
Cost of Revenue	$312	$ 39	$ —
General and Administrative	462	117	1,568
	$774	$156	$1,568

As of December 31, 2007, there was approximately $1.9 million of total unrecognized compensation cost related to unvested stock compensation agreements related to options accounted for under SFAS No. 123(R). This cost is expected to be fully amortized over the next four years, with approximately $605,000 during 2008, $599,000 during 2009, $545,000 during 2010, and $170,000 during 2011. SFAS No. 123(R) requires that the cost of the options be included in the Company's Statement of Operations before or in conjunction with the vesting of options.

11. Provision for Income Taxes

Effective October 20, 2005, the Company revoked its status as an S corporation and became subject to taxation as a C corporation. Under the S corporation provisions of the Internal Revenue Code, the individual stockholder included his pro rata portion of the Company's taxable income in his personal income tax returns. Accordingly, through October 19, 2005, the Company was not subject to federal and certain state corporate income taxes. However, the Company was subject to income taxes in certain states in which it conducted business.

As a result of this change in tax status, the Company recorded deferred tax assets and liabilities for the temporary differences between the book and tax basis of assets and liabilities at the date of revocation. The Company recognized a net benefit of $3.5 million for the impact of these amounts as a component of the provision for income taxes for the year ended December 31, 2005.

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,		
	2007	2006	2005
	(in thousands)		
Current			
Federal	$6,683	$2,138	$ —
State and Local	1,416	521	232
Total Current	8,099	2,659	232
Deferred			
Federal	299	2,298	(2,184)
State and Local	22	536	(473)
Total Deferred	321	2,834	(2,657)
Total Income Tax Provision (Benefit)	$8,420	$5,493	$(2,425)

The differences between the expense (benefit) from income taxes at the statutory U.S. federal income tax rate of 35% and those reported in the statements of operations are as follows:

	Year ended December 31		
	2007	2006	2005
	(in thousands)		
Federal income tax at statutory rates	$7,347	$5,163	$ 3,362
Income not subject to tax at statutory rate of 34%	—	—	(2,674)
Tax benefit recognized in connection with revocation of S corporation status	—	—	(3,474)
State income taxes, net of federal benefit	935	694	363
Other	138	(364)	(2)
Total income tax expense (benefit)	$8,420	$5,493	$(2,425)

Other differences include, among other things, the nondeductible portion of meals and entertainment, and an adjustment related to the final prior year corporation tax returns.

Deferred income taxes arise from temporary differences in the recognition of income and expense for income tax purposes and were computed using the liability method reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Components of the Company's deferred tax assets and liabilities are as follows for the years ending December 31:

	2007	2006
	(in thousands)	
Deferred tax assets		
Accrued vacation and compensation	1,511	1,179
Stock compensation	561	271
Deferred rent	1,446	1,605
Allowance for doubtful accounts	164	307
Total deferred tax assets	3,682	3,362
Deferred tax liabilities		
Property and equipment	523	907
Intangible assets	1,249	225
Total deferred tax liabilities	1,772	1,132
Net deferred tax assets	$1,910	$2,230

Although realization is not assured, management believes it is more likely than not that all deferred tax assets will be realized.

During June 2006, FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*—an interpretation of SFAS No. 109, *Accounting for Income Taxes* (SFAS No. 109). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This guidance is effective for fiscal years beginning after December 15, 2006. The Company's analysis of uncertain tax positions as required under FIN 48 determined that the Company had no material unrecorded liabilities. Interest and penalties accrued under FIN 48 will be classified as Interest Expense and General and Administrative Expense, respectively.

12. Pro Forma Income Taxes (unaudited)

Effective October 20, 2005, the Company revoked its S corporation status, and as a result, is subject to federal and state income taxes as a C corporation. Through October 19, 2005, the Company was taxed as an S corporation and generally not subject to federal and certain state corporate income tax. The Company was subject to income taxes in certain states in which it conducts business that do not recognize the S corporation tax status. The statements of operations for the years ended December 31, 2005 include a pro forma provision for income taxes that would have been recorded if the Company was a C corporation, calculated in accordance with SFAS No. 109.

Significant components of the pro forma provision for income taxes for the year ended December 31, 2005 are as follows:

	2005 (in thousands)
Current:	
Federal	$2,598
State and local	621
Total current	3,219
Deferred:	
Federal	534
State and local	92
Total deferred benefit	626
Total income tax provision	$3,845

The reconciliation between statutory U.S. federal income tax rate and those reported in the pro forma income tax information in the consolidated statements of income for the years ended December 31, 2005 is as follows:

	2005
Statutory federal income tax rate	34.0%
State and local taxes, net of federal taxes	4.8
Other	0.1
	38.9%

13. Contingencies

Government Audits

Payments to the Company on federal government contracts are subject to adjustment upon audit by various agencies of the federal government. Audits of costs and the related payments have been performed by the various agencies through 2005 for NCI Information Systems, Inc., our primary corporate vehicle for government contracting. In the opinion of management, the final determination of costs and related payments for unaudited years will not have a material effect on the Company's financial position, results of operations, or liquidity.

Litigation

The Company is party to various legal actions, claims, government inquires, and audits resulting from the normal course of business. The Company believes that the probability is remote that any resulting liability will have a material effect on the Company's financial position, results of operations, or liquidity.

14. Supplemental Quarterly Information (unaudited)

This data is unaudited, but in the opinion of management, includes and reflects all adjustments that are normal and recurring in nature, and necessary, for a fair presentation of the selected data for these interim periods. Quarterly condensed financial operating results of the Company for the years ended December 31, 2007 and 2006 are presented below.

	For the quarter ended							
	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007 (1)	Mar. 31, 2007 (2)	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006
	(in thousands)							
Statement of Operations Data:								
Revenue	$88,218	$85,208	$66,703	$64,291	$64,553	$59,895	$47,857	$46,035
Operating costs and expenses:								
Cost of revenue	76,092	73,841	58,237	55,509	56,091	52,221	41,096	39,470
General and administrative expenses	4,675	4,063	3,078	3,580	3,333	3,325	2,939	3,255
Depreciation and amortization	461	465	356	370	391	422	406	410
Amortization of intangible assets	444	516	217	183	231	238	242	246
Total operating costs and expenses	81,672	78,885	61,888	59,642	60,046	56,206	44,683	43,381
Operating income	6,546	6,323	4,815	4,649	4,507	3,689	3,174	2,654
Interest income	87	103	212	142	233	259	208	117
Interest expense	(903)	(901)	(58)	(24)	(22)	(22)	(19)	(26)
Income before income taxes	5,730	5,525	4,969	4,767	4,718	3,926	3,363	2,745
Provision for income taxes	2,392	2,185	1,961	1,882	1,591	1,512	1,316	1,074
Net income	$ 3,338	$ 3,340	$ 3,008	$ 2,885	$ 3,127	$ 2,414	$ 2,047	$ 1,671
Earnings per share								
Basic	$ 0.25	$ 0.25	$ 0.23	$ 0.22	$ 0.23	$ 0.18	$ 0.15	$ 0.13
Diluted	$ 0.25	$ 0.25	$ 0.22	$ 0.21	$ 0.23	$ 0.18	$ 0.15	$ 0.12

	For the quarter ended							
	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006
	(As a Percentage of Revenue)							
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:								
Cost of revenue	86.3	86.7	87.3	86.3	86.9	87.2	85.9	85.7
General and administrative expenses	5.3	4.8	4.7	5.6	5.2	5.6	6.1	7.1
Depreciation and amortization	0.5	0.5	0.5	0.6	0.6	0.7	0.9	0.9
Amortization of intangible assets	0.5	0.6	0.3	0.3	0.4	0.3	0.5	0.5
Total operating costs and expenses	92.6	92.6	92.8	92.8	93.1	93.8	93.4	94.2
Operating income	7.4	7.4	7.2	7.2	6.9	6.2	6.6	5.8
Interest income	0.1	0.1	0.3	0.2	0.4	0.4	0.4	0.3
Interest expense	(1.0)	(1.0)	—	—	—	—	—	(0.1)
Income before income taxes	6.5	6.5	7.5	7.4	7.3	6.6	7.0	6.0
Provision for income taxes	2.7	2.6	3.0	2.9	2.5	2.6	2.7	2.4
Net income	3.8%	3.9%	4.5%	4.5%	4.8%	4.0%	4.3%	3.6%

(1) Effective June 27, 2007, we acquired Karta Technologies, Inc. (Karta). Karta added $29 million in revenue to our 2007 financial results.

(2) Effective January 31, 2007, we acquired Operational Technologies Services, Inc. (OTS). OTS added $9 million in revenue to our 2007 financial results.

SCHEDULE II—Valuation and Qualifying Accounts

	Year ended December 31,		
	2007	2006	2005
	(in thousands)		
Allowance for doubtful accounts:			
Balance at beginning of period	$ 790	$685	$475
Charged to costs and expense	412	185	210
Deductions	(787)	(80)	—
Acquired in business combinations	170	—	—
Balance at end of period	$ 585	$790	$685

EXHIBIT 21.1

List of Significant Subsidiaries

NCI Information Systems, Inc., Virginia
Karta Technologies, Inc., Texas
Operational Technologies Services, Inc., Virginia
Scientific and Engineering Solutions, Inc., Maryland

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129168) pertaining to the 2005 Performance Incentive Plan of NCI, Inc. of our reports dated February 27, 2008, with respect to the consolidated financial statements and schedule of NCI, Inc. and the effectiveness of internal control over financial reporting of NCI, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP

McLean, VA

March 5, 2008

EXHIBIT 23.2

Consent of Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129168) pertaining to the 2005 Performance Incentive Plan of NCI, Inc. of our reports dated April 3, 2007, relating to our audits of the consolidated financial statements of Karta Technologies, Inc. and affiliate included in the Current Report on Form 8-K/A filed September 10, 2007 (File No. 000-51579), which is incorporated in the Annual Report on Form 10-K for the year ended December 31, 2007.

/s/ Padgett, Stratemann & Co., L.L.P.

San Antonio, Texas

March 5, 2008

EXHIBIT 31.1

CERTIFICATION

Section 302 Certification

I, Charles K. Narang, certify that:

1. I have reviewed this report on Form 10-K of NCI, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

/s/ CHARLES K. NARANG

Charles K. Narang
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

Section 302 Certification

I, Judith L. Bjornaas, certify that:

1. I have reviewed this report on Form 10-K of NCI, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the Registrant's Board of Directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

/s/ JUDITH L. BJORNAAS

Judith L. Bjornaas
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

Section 906 Certification

In connection with the report on Form 10-K of NCI, Inc. (the "Company") for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chairman of the Board and Chief Executive Officer of the Company certifies, to the best of his knowledge and belief pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 7, 2008

/s/ CHARLES K. NARANG

Charles K. Narang
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

A signed original of the written statement required by Section 906 has been provided to NCI, Inc. and will be retained by NCI, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

NCI, Inc.
www.nciinc.com

11730 Plaza America Drive, Suite 700, Reston, VA 20190
Main: (703) 707-6900, Fax: (703) 707-6901

END